UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the year ended December, 2014

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

Financial Information

For the Three Months and Year Ended December 31, 2014

PART I - FINANCIAL INFORMATION

Atento S.A. (“Atento”, the “Company” or “we”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”), Topco transferred its entire interest in Midco (being €31,000 of share capital) to PikCo, the consideration for which was an allocation to PikCo’s Reserve Account equal to €31,000. PikCo then contributed (the “Contribution”) all of the Luxco PECs to Midco, the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (being €12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of Atento S.A.. The Company completed a share split (the “Share Split”) whereby Atento issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, upon the closing of our initial public offering, Atento issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the completion of the IPO, including the Share Split and the Reorganization Transaction, Atento has 73,619,511 ordinary shares outstanding and owns 100% of the issued and outstanding share capital of Midco.

As mentioned above, pursuant to the implementation of the Reorganization Transaction Midco became a wholly-owned subsidiary of Atento, which was a newly-formed company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the IPO, and did not conduct any operations prior to the completion of the IPO. Following the Reorganization Transaction and the IPO, Atento’s financial statements presented the consolidated results of Midco’s operations. The consolidated financial statements of Midco are substantially the same as the consolidated financial statements of Atento after to the IPO, as adjusted for the Reorganization Transaction. Upon consummation, the Reorganization Transaction was retroactively reflected in Atento’s calculations for earnings per share.

Divestment transaction

On December 9, 2014, Atento S.A. through its indirect subsidiary, Atento Spain Holdco, S.L.U., a sole-shareholder subsidiary of Atento Luxco 1, S.A. entered into an agreement for the sale of the 100% of the share capital of ATENTO CESKÁ REPUBLIKA A.S., which owns its operations in the Czech Republic, with the Italian company COMDATA S.P.A., the transaction was not subject to regulatory approval.

Acquisition transaction

As at December 30, 2014, the Company, through its wholly owned subsidiary Atento Brasil S.A. acquired 100% of the share capital of Casa Bahia Contact Center Ltda. (“CBCC”), a call center services provider located in Brazil, for a total acquisition price of 20,343 thousand of reais (equivalent to $7,659 thousand). As a result of the acquisition, the Atento group is expected to strengthen its presence in the Brazilian market. At December 30, 2014, this company has been renamed as Atento Brasil 1, Ltda.

The goodwill of $4,061 thousand arose from the acquisition, which is attributable to the synergies derived from combining the operations of the Atento and CBCC. None of the goodwill recognised is expected to be deductible for income tax purposes.

1

The table below sets out the fair values of the assets acquired and the liabilities undertaken, as well as the consideration transferred:

Fair value recognized upon acquisition as at December 30, 2014	Thousands of U.S. dollars
Recognised amounts of identifiable assets acquired and liabilities assumed	(unaudited)
Assets
Cash and cash equivalents	199
Property, plant and equipment	2,598
Intangible assets	5,551
Trade and other receivables	11,793
Liabilities
Trade and other payables	3,656
Contingent liability	11,594
Deferred tax liabilities	1,873
Total net identifiable assets at fair value	3,018
Goodwill	4,061
Translation differences	580
Total consideration transferred	7,659
Total	7,659

The main assets acquired and liabilities undertaken at fair value were as follows:

-	Contractual relationship with customers other than CBCC. This intangible asset was valued using the income approach, through the MEEM, at $5,214 thousand to be amortized over an estimated five-year useful life.
-	We recognized an additional of $1,873 thousand (Fair value) in deferred tax liabilities, primarily due to changes in the fair value of assets in customer base.

2

SELECTED HISTORICAL FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of the financial statements or financial information included in Form 6-K has been prepared in accordance with generally accepted accounting principles in the United States of America.

Predecessor Financial Statements

The financial statements of the Predecessor, included in the Form F-1, are the audited combined carve-out financial statements of the Atento Group as of and for the year ended December 31, 2011 and as of and for the eleven-month period ended November 30, 2012 (the “Predecessor financial statements”). The Predecessor financial statements are presented on a combined carve-out basis from the AIT Group’s historical consolidated financial statements, based on the historical results of operations, cash flows, assets and liabilities of the Predecessor acquired by the Successor and that are part of its consolidated group after the Acquisition. We believe that the assumptions and estimates used in preparation of the Predecessor financial statements are reasonable. However, the Predecessor financial statements do not necessarily reflect what the Predecessor’s financial position, results of operations or cash flows would have been if the Predecessor had operated as a separate entity during the periods presented. As a result, historical financial information is not necessarily indicative of the Predecessor’s future results of operations, financial position or cash flows.

Atento Financial Information

The consolidated financial information of Atento are the consolidated results of operations of Atento, which includes the years ended December 31, 2014 and December 31, 2013, and the one-month period from December 1, 2012 to December 31, 2012.

Aggregated 2012 Financial Information

In addition, we also present unaudited, non-IFRS aggregated financial information for the year ended December 31, 2012 (the “Aggregated 2012 Financial Information”). The Aggregated 2012 Financial Information is derived by adding together the corresponding data from the audited Predecessor financial statements for the period from January 1, 2012 to November 30, 2012 and the corresponding data from the Atento’s financial statements for the one-month period from December 1, 2012 to December 31, 2012, each prepared under IFRS as issued by the IASB. This presentation of the Aggregated 2012 Financial Information is for illustrative purposes only, is not presented in accordance with IFRS, and is not necessarily comparable to previous or subsequent periods, or indicative of results expected in any future period (including as a result of the effects of the Acquisition).

Interim Financial Information

The consolidated interim financial information for the quarter ended December 31, 2013 set forth below is derived from Midco’s interim consolidated financial information, which, once the Reorganization Transaction (as described in section “Financial Information”) was implemented in October 2014 became a wholly-owned subsidiary of Atento, which was a newly-formed company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the IPO, and which did not conduct any operations prior to the completion of the IPO. Prior to the Reorganization Transaction and the IPO, our financial statements were represented by the consolidated results of operations of Midco. The consolidated financial information of Midco is substantially the same as the consolidated financial information of the Atento after to the IPO. For this reason, for all periods prior to the IPO, Midco consolidated financial information were presented. Subsequent to the Reorganization Transaction and the IPO Atento presents consolidated financial information of Atento S.A. on a going forward basis. Therefore, the unaudited consolidated financial information for the quarter ended December 31, 2014 is derived from Atento’s financial information.

The following selected financial information should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the related financial statements as above mentioned.

3

SELECTED FINANCIAL DATA

The following tables present a summary of the consolidated historical financial information for the periods and as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” included elsewhere in this document.

	Predecessor		Non-IFRS Aggregated
($ millions)	As of and for the period from Jan 1 – Nov 30, 2012	As of and for the period from Dec 1 – Dec 31, 2012	For the year ended December 31, 2012	For the year ended December 31, 2013	Change (%)	Change excluding FX (%)	For the year ended December 31, 2014	Change (%)	Change excluding FX (%)
	(audited)	(audited)	(unaudited)	(audited)			(unaudited)
Revenue	2,125.9	190.9	2,316.8	2,341.1	1.0	7.5	2,298.3	(1.8)	7.7
EBITDA (1)	241.9	(34.9)	207.0	234.0	13.0	22.9	207.0	(11.5)	(0.8)
Adjusted EBITDA (1)	235.9	32.2	268.1	295.1	10.1	16.9	306.4	3.8	13.7
Adjusted Earnings (Loss) (2)	86.2	(8.9)	77.3	85.2	10.2	36.1	82.7	(2.9)	7.5
Adjusted Earnings per share (in U.S. dollars) (3)	1.17	(0.12)	1.05	1.16	10.2	36.1	1.12	(2.9)	7.5
Capital Expenditures (4)	(76.9)	(28.4)	(105.3)	(103.0)	(2.2)	4.0	(120.1)	16.6	25.9
Total debt with third parties	88.4	849.2	849.2	851.2	0.2	4.0	653.3	(23.2)	(12.8)
Cash and cash equivalents and short-term financial investments	83.3	229.0	229.0	213.5	(6.8)	(3.1)	238.3	11.6	27.3
Net debt with third parties (5)	5.1	620.2	620.2	637.7	2.8	6.6	415.0	(34.9)	(26.2)

	For the three months ended December 31,		Change	Change excluding
($ millions)	2013	2014	(%)	FX (%)
		(unaudited)
Revenue	593.8	555.1	(6.5)	5.8
EBITDA (1)	63.9	35.6	(44.3)	(31.1)
Adjusted EBITDA (1)	85.5	86.5	1.2	13.6
Adjusted Earnings (2)	43.5	31.5	(27.6)	(20.6)
Adjusted Earnings per share (in U.S. dollars) (3)	0.59	0.43	(27.6)	(20.6)
Capital Expenditures (4)	(50.3)	(54.7)	8.7	18.9
Total debt with third parties	851.2	653.3	(23.2)	(12.8)
Cash and cash equivalents and short-term financial investments	213.5	238.3	11.6	27.3
Net debt with third parties (5)	637.7	415.0	(34.9)	(26.2)

(1)	In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing and IPO fees, and other items which are not related to our core results of operations. EBITDA and adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and adjusted EBITDA is profit/(loss) for the period from continuing operations.

We believe EBITDA and adjusted EBITDA, as defined above, are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variation in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

4

EBITDA and adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and adjusted EBITDA.

(2)	In considering the Company’s financial performance, our management analyzes the performance measure of adjusted earnings/(loss). Adjusted earnings/(loss) is defined as profit/(loss) for the period from continuing operations adjusted for Acquisition and integration related costs, amortization of Acquisition-related intangible assets, restructuring costs, sponsor management fees, assets impairments, site relocation costs, financing and IPO fees, PECs interest expense, other and tax effects. Adjusted earnings/(loss) is not a measure defined by IFRS. The most directly comparable IFRS measure to adjusted earnings/(loss) is our profit/(loss) for the period from continuing operations.

We believe adjusted earnings/(loss), as defined above, is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income-tax expense and net finance costs.

Management expects to use adjusted earnings/(loss) to (i) provide senior management a monthly report of our operating results that is prepared on an adjusted earnings basis; (ii) prepare strategic plans and annual budgets on the basis of adjusted earnings; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted earnings/(loss) is defined to exclude items that are not related to our core results of operations. Adjusted earnings/(loss) measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an adjusted earnings related performance measure when reporting their results.

Adjusted earnings/(loss) has limitations as an analytical tool. Adjusted earnings/(loss) is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted earnings/(loss) is not necessarily comparable to similarly titled measures used by other companies.

See below for a reconciliation of our adjusted earnings/(loss) to our profit/(loss) for the period from continuing operations.

(3)	Adjusted earnings per share calculated considering 73,519,511 Atento ordinary shares as of December 31, 2014. The weighted average number of ordinary shares for the year ended December 31, 2014 were not considered in this calculation.

(4)	We defined “capital expenditure” as the sum of the additions to property, plant and equipment and the additions to intangible assets.

(5)	In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments and non-current payables to Atento Group companies (which represent the PECs). In 2013, the PECs were classified as our subordinated debt relating to our other present and future obligations, and in 2014 they were capitalized in connection with the IPO. Net debt with third parties is not a measure defined by IFRS.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies.

See below under the heading “Financing Arrangements” for a reconciliation of Total debt to Net debt with third parties utilizing IFRS reported balances obtained from the financial information. Total debt is the most directly comparable financial measure under IFRS.

5

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

Consolidated Statements of Financial Position as of December 31, 2013 and 2014

(THOUSANDS OF U.S. DOLLARS, EXCEPT OTHERWISE INDICATED)

	December 31, 2013	December 31, 2014
	(audited)	(unaudited)
ASSETS
NON-CURRENT ASSETS	1,071,381	942,140
Intangible assets	392,777	293,078
Goodwill	197,739	169,471
Property, plant and equipment	231,603	237,196
Non-current financial assets	69,323	92,258
Deferred tax assets	179,939	150,137

CURRENT ASSETS	770,799	715,761
Trade and other receivables	553,026	475,759
Other current financial assets	4,282	28,562
Cash and cash equivalents	213,491	211,440

TOTAL ASSETS	1,842,180	1,657,901

EQUITY AND LIABILITIES

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	(133,966)	464,866

NON-CURRENT LIABILITIES	1,591,287	818,205
Deferred tax liabilities	119,282	83,132
Interest bearing-debt	833,984	636,549
Non-current payables to Group companies	519,607	-
Derivative financial instruments	15,962	1,193
Non-current provisions	99,062	94,774
Other non-current non-trade payables	1,441	961
Other non-current payables to public administrations	1,949	1,596

CURRENT LIABILITIES	384,859	374,830
Interest bearing-debt	17,128	16,761
Current payables to Group companies	-	-
Trade and other payables	353,213	339,560
Current provisions	14,518	18,509
TOTAL EQUITY AND LIABILITIES	1,842,180	1,657,901

6

Consolidated Income Statements for the Year Ended December 2013 and 2014 and Combined Income Statement for the Year Ended December 2012 (Non-IFRS Aggregated)

(THOUSANDS OF U.S. DOLLARS, EXCEPT OTHERWISE INDICATED)

	Predecessor		Non-IFRS Aggregated
	As of and for	As of and for	For the year
	the period	the period	ended	For the year		For the year
	from Jan1 -	from Dec1 -	December	ended	Change	ended	Change
	Nov 30,	Dec 31,	31,	December 31,	excluding	December 31,	excluding
	2012	2012	2012	2013	FX (%)	2014	FX (%)
	(audited)	(audited)	(unaudited)	(audited)		(unaudited)
Revenue	2,125,928	190,875	2,316,803	2,341,115	7.5	2,298,324	7.7
Other operating income	1,857	1,814	3,671	4,367	21.6	4,579	8.7
Own work capitalized	-	-	-	948	N.M.	475	(32.5)
Other gains	-	-	-	-	N.M.	35,092	N.M.
Operating expenses:
Supplies	(105,508)	(8,367)	(113,875)	(115,340)	6.8	(104,808)	0.2
Employee benefit expense	(1,482,842)	(126,707)	(1,609,549)	(1,643,497)	8.5	(1,636,373)	9.3
Depreciation and amortization	(78,148)	(7,500)	(85,648)	(128,975)	57.0	(119,820)	(0.3)
Changes in trade provisions	(13,945)	2,792	(11,153)	2,026	N.M.	1,665	(10.1)
Other operating expenses	(283,577)	(95,351)	(378,928)	(355,670)	(0.6)	(360,192)	9.2
Impairment charges	-	-	-	-	N.M.	(31,792)	N.M.
Total operating expenses	(1,964,020)	(235,133)	(2,199,153)	(2,241,456)	8.1	(2,251,320)	9.7

Operating profit/(loss)	163,765	(42,444)	121,321	104,974	(1.2)	87,150	(1.3)

Finance income	11,581	2,595	14,176	17,793	32.4	58,288	N.M.
Finance costs	(23,508)	(8,663)	(32,171)	(135,074)	N.M.	(135,694)	5.8
Net foreign exchange gain/(loss)	(976)	24	(952)	16,614	N.M.	(33,363)	N.M.

Net finance expense	(12,903)	(6,044)	(18,947)	(100,667)	N.M.	(110,769)	17.4

Profit/(loss) before tax	150,862	(48,488)	102,374	4,307	(85.4)	(23,619)	N.M.

Income tax expense	(60,706)	(8,132)	(68,838)	(8,346)	(82.7)	(18,533)	N.M.
Profit/(loss) for the period	90,156	(56,620)	33,536	(4,039)	(90.8)	(42,152)	N.M.

Non-controlling interests	(407)	-	(407)	-	N.M.	-	N.M.
Profit/(loss) for the period attributable to equity holders of the parent	89,749	(56,620)	33,129	(4,039)	(90.6)	(42,152)	N.M.
Adjusted basic result per share (in U.S. dollars) (*)	1.22	(0.77)	0.46	(0.05)	N.M.	(0.57)	N.M.
Adjusted diluted result per share (in U.S. dollars) (*)	1.22	(0.77)	0.46	(0.05)	N.M.	(0.57)	N.M.

(*) The adjusted basic and diluted result per share, for the period presented in the table above, were calculated considering the number of ordinary shares of 73,619,511 as of December 31, 2014.

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Consolidated Income Statements for the three month period ended December 31, 2013 and 2014

(THOUSANDS OF U.S. DOLLARS, EXCEPT OTHERWISE INDICATED)

	For the three months ended December 31,		Change excluding
	2013	2014	FX (%)
		(unaudited)
Revenue	593,783	555,060	5.8
Other operating income	3,680	2,819	(19.8)
Own work capitalized	415	62	(74.9)
Other gains	-	614	N.M.
Operating expenses:
Supplies	(43,777)	(25,568)	(34.2)
Employee benefit expense	(416,654)	(390,020)	6.3
Depreciation and amortization	(32,048)	(28,180)	(2.2)
Changes in trade provisions	(970)	1,864	N.M.
Other operating expenses	(72,582)	(109,965)	64.3
Impairment charges	-	687	N.M.
Total operating expenses	(566,031)	(551,182)	9.6

Operating profit/(loss)	31,847	7,373	(60.5)

Finance income	4,832	29,943	N.M.
Finance costs	(31,147)	(27,556)	0.6
Net foreign exchange gain/(loss)	11,699	(14,958)	N.M.

Net finance expense	(14,616)	(12,571)	4.8

Profit/(loss) before tax	17,231	(5,198)	(116.3)

Income tax expense	(2,827)	(20,653)	N.M.

Profit/(loss) for the period	14,404	(25,851)	N.M.

Adjusted basic result per share (in U.S. dollars) (*)	0.20	(0.35)	N.M.
Adjusted diluted result per share (in U.S. dollars) (*)	0.20	(0.35)	N.M.

(*) The adjusted basic and diluted result per share, for the period presented in the table above, were calculated considering the number of ordinary shares of 73,619,511 as of December 31, 2014.

8

Statements of Cash Flows for the Year Ended December 31, 2012, 2013 and 2014

(THOUSANDS OF U.S. DOLLARS, EXCEPT OTHERWISE INDICATED)

	Predecessor		Non-IFRS Aggregated
	As of and for the period from Jan1 - Nov 30,	As of and for the period from Dec1 - Dec 31,	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,	For the three months ended December 31,
	2012	2012	2012	2013	2014	2013	2014
	(audited)	(audited)	(unaudited)	(audited)	(unaudited)		(unaudited)
Operating activities
Profit/(loss) before tax	150,862	(48,488)	102,374	4,307	(23,619)	17,231	(5,198)
Adjustments to loss:
Amortization and depreciation	78,148	7,500	85,648	128,976	119,820	32,049	28,180
Impairment allowances	21,658	(2,792)	18,866	(2,026)	30,127	860	(2,551)
Change in provisions	30,066	9,372	39,438	23,638	30,728	8,652	(3,241)
Grants released to income	(751)	(809)	(1,560)	(1,702)	-	(1,702)	-
(Gains)/losses on disposal of fixed assets	2,145	-	2,145	1,160	828	68	689
(Gains)/losses on disposal of financial assets	-	-	-	-	(60)	(853)	(1,061)
Finance income	(11,581)	(2,595)	(14,176)	(10,832)	(17,326)	(3,425)	(3,980)
Finance expense	23,508	8,663	32,171	116,474	122,063	28,862	22,659
Net exchange differences	976	(24)	952	(16,614)	33,363	(11,699)	14,957
Change in financial instruments fair value	-	-	-	11,579	(27,272)	1,670	(20,006)
Own work capitalized	-	-	-	-	(475)	-	(62)
Other (gains)/losses	-	-	-	-	(36,380)	-	(1,902)
	144,169	19,315	163,484	250,653	255,416	54,482	33,682
Changes in working capital:
Change in trade and other receivable	(77,647)	59,574	(18,073)	41,628	82,576	96,128	47,744
Change in trade and other payable	7,925	(71,906)	(63,981)	(67,909)	(15,661)	(102,264)	(2,075)
Other payables	(8,962)	(8,025)	(16,987)	(20,742)	(43,837)	(1,985)	(32,585)
	(78,684)	(20,357)	(99,041)	(47,023)	23,078	(8,121)	13,084
Other cash flows from operating activities
Interest paid	(13,231)	(3,340)	(16,571)	(63,269)	(96,497)	(15,864)	(28,101)
Interest received	11,158	2,521	13,679	5,476	23,991	-	10,645
Payment of taxes	(50,662)	(6,467)	(57,129)	(30,750)	(18,986)	(5,931)	(2,988)
Other payments	-	(11,467)	(11,467)	(19,795)	(28,088)	(6,505)	4,771
	(52,735)	(18,753)	(71,488)	(108,338)	(119,580)	(28,300)	(15,673)
Net cash flows from operating activities	163,612	(68,283)	95,329	99,599	135,295	35,292	25,895
Investing activities
Payments for acquisition of intangible assets	(12,083)	(3,313)	(15,396)	(13,551)	(21,835)	(5,938)	(8,423)
Payments for acquisition of property, plant and equipment	(90,493)	(12,904)	(103,397)	(115,223)	(96,017)	(55,778)	(28,252)
Acquisition of subsidiaries	-	(795,363)	(795,363)	(13,284)	(7,460)	(13,284)	(7,460)
Payments for financial instruments	(16,280)	(34,548)	(50,828)	(14,829)	(93,192)	(1,063)	(26,630)
Proceeds from sale of intangible assets	-	-	-	755	93	755	(6)
Proceeds from sale of property, plant and equipment	134	-	134	-	774	-	(112)
Proceeds from sale of financial instruments	-	-	-	32,731	66,562	29,144	52,563
Proceeds from sale of subsidiaries	-	-	-	-	1,237	-	1,237
Net cash flows (used in) investing activities	(118,722)	(846,128)	(964,850)	(123,401)	(149,838)	(46,164)	(17,083)
Financing activities
Proceeds from issue of equity instruments	-	2,626	2,626	-	72,293	-	72,293
Acquisition of non-controlling interest	(10,252)	-	(10,252)	-	-	-	-
Proceeds from borrowings from third parties	39,624	637,688	677,312	280,709	68,630	-	(2,282)
Proceeds from borrowings from group companies	-	469,314	469,314	-	85,080	-	(3,239)
Repayment of borrowings from third parties	(77,710)	-	(77,710)	(200,723)	(187,167)	-	(28,175)
Repayment of borrowings from group companies	-	-	-	(48,765)	-	(492)	-
Payment for dividends	(26,647)	-	(26,647)	-	-	-	-
Net cash flows from/(used in) financing activities	(74,985)	1,109,628	1,034,643	31,221	38,836	(492)	38,597

Exchange differences	(2,192)	5,094	2,902	5,761	(26,344)	6,290	(26,665)
Net increase/(decrease) in cash and cash equivalents	(32,287)	200,311	168,024	13,180	(2,051)	(5,074)	20,744

Cash and cash equivalents at beginning of period	81,905	-	81,905	200,311	213,491	218,565	190,696
Cash and cash equivalents in acquired subsidiaries (*)	-	-	(49,618)	-	-	-	-

Cash and cash equivalents at end of period	49,618	200,311	200,311	213,491	211,440	213,491	211,440
Cash and cash equivalents and short-term financial investments at end of the period	83,335	229,035	229,035	213,491	238,334	213,491	238,334

(*) Reflect the adjustment of cash and cash equivalents at the end of period ended November 30, 2012, which was already included in Acquisition of subsidiaries payment for the period from December 1 to December 31, 2012, as minor value of net Acquisition payment.

9

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	Predecessor		Non-IFRS Aggregated
	Period from Jan 1 - Nov 30,	Period from Dec 1 - Dec 31,	Year ended December 31,	Year ended December 31,		Three months ended December 31,
($ in millions)	2012	2012	2012	2013	2014	2013	2014
	(audited)	(audited)	(unaudited)	(audited)	(unaudited)		(unaudited)
Profit/(loss) for the period from continuing operations	90.2	(56.6)	33.6	(4.0)	(42.1)	14.4	(25.9)

Net finance expense	12.9	6.0	19.0	100.7	110.8	14.6	12.6
Income tax expense	60.7	8.1	68.8	8.3	18.5	2.8	20.7
Depreciation and amortization	78.1	7.5	85.6	129.0	119.8	32.1	28.2

EBITDA (non-GAAP) (unaudited)	241.9	(34.9)	207.0	234.0	207.0	63.9	35.6

Acquisition and integration related costs(a)	0.2	62.4	62.6	29.3	9.9	8.2	2.2
Restructuring costs(b)	3.9	4.7	8.6	12.8	26.7	8.8	3.0
Sponsor management fees(c)	-	-	-	9.1	7.3	3.2	-
Site relocation costs(d)	1.7	0.7	2.4	1.8	1.7	-	0.3
Financing and IPO fees(e)	-	-	-	6.1	51.9	1.0	40.8
Asset impairments and Other(f)	(11.8)	(0.6)	(12.4)	2.0	1.9	0.4	4.6

Adjusted EBITDA (non-GAAP) (unaudited)	235.9	32.2	268.1	295.1	306.4	85.5	86.5

(a)	Acquisition and integration costs incurred in 2012, 2013, and 2014 are costs associated with the Acquisition and post-Acquisition process targeting primarily financial and operational improvements. Nearly all of the $62.6 million in expenses for the year ended December 31, 2012, are directly related to Acquisition and integration related costs (banking, advisory, legal fees, etc.). For the year ended December 31, 2013, of the $29.3 million, $27.9 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($14.7 million), improvement of financial and cash flow reporting ($5.9 million), improving the efficiency in procurement ($4.8 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($1.4 million). Acquisition and integration related cost incurred for the year ended December 31, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm ($4.0 million), improving the efficiency in procurement ($2.3 million), and IT transformation projects ($2.5 million). These projects have substantially been completed by the end of 2014.

Acquisition and integration related costs incurred for the three months ended December 31, 2013 include primarily costs associated with the Acquisition. For the three months ended December 31, 2013, of the $8.2 million, $7.8 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($3.8 million) and improving the efficiency in procurement ($3.9 million). Acquisition and integration related cost incurred for the three months ended December 31, 2014 primarily resulted from consulting fees incurred in connection with IT transformation projects. These projects have substantially been completed by the end of 2014.

(b)	Restructuring costs incurred in 2012, 2013 and 2014 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. In 2012, restructuring costs primarily represented costs incurred in Chile related to the implementation of a new service delivery model with Telefónica, which affected the profile of certain operations personnel, and other restructuring costs for certain changes to the executive team in EMEA and Americas region. For the year ended December 31, 2013, $8.6 million of our restructuring costs were related to the relocation of corporate headquarters and severance payments directly related to the Acquisition. In addition in 2013, we incurred in restructuring costs in Spain of $1.5 million (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and in Chile of $1.4 million (relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million related to the restructuring of specific operations, Chile of $2.5 million related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and in connection with certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters.

Restructuring costs incurred for the three months ended December 31, 2013, primarily include $7.6 million related to the relocation of our corporate headquarters, $0.7 million in Chile relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and restructuring costs in Morocco of $0.4 million and in Spain of $0.1 million as a consequence of significant reduction in activity levels as a result of adverse market conditions. Of the $3.0 million of restructuring costs incurred for the three months ended December 31, 2014, $2.7 million are related to restructuring costs incurred in Chile ($1.1 million) in connection with certain changes to the executive team, and the restructuring of specific operations in Peru and Argentina ($1.6 million).

10

(c)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. These fees have ceased following the offering.

(d)	Site relocation costs incurred for the three months and year ended December 31, 2012, 2013 and 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(e)	Financing and IPO fees for the three months and year ended December 31, 2013 primarily relate to professional fees incurred in 2013 in connection with the issuance of the Senior Secured Notes and to pay financial advisory fees. Financing fees and IPO fees for the three months and year ended December 31, 2014 primarily relate to fees incurred in connection with the IPO process including advisory, auditing and legal expenses among others. These fees have ceased in 2014.

(f)	Asset impairments and other costs incurred for the year ended 31, 2012 related to a release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargain agreement negotiation in Spain. Asset impairment and other costs for the three and year ended December 31, 2013 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairment and other cost incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic of $3.7 million and Spain of $28.8 million and other non-recurrent costs of $4.6 million during the three months ended December 31, 2014, primarily related to a Revenue adjustment in Spain ($2.4 million) related to prior fiscal years and a one off tax penalty in Colombia ($1.3 million), offset by the amendment of the MSA with Telefónica by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica.

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The following table reconciles our adjusted earnings/(loss) to our profit/(loss) for the period from continuing operations:

	Predecessor		Non-IFRS Aggregated
	Period from Jan 1 - Nov 30,	Period from Dec 1 - Dec 31,	Year ended December 31,	Year ended December 31,		Three months ended December 31,
	2012	2012	2012	2013	2014	2013	2014
($ in millions)	(audited)	(audited)	(unaudited)	(audited)	(unaudited)		(unaudited)
Profit/(loss) attributable to equity holders of the parent	90.2	(56.6)	33.6	(4.0)	(42.1)	14.4	(25.9)

Acquisition and integration related costs (a)	0.2	62.4	62.6	29.3	9.9	8.2	2.2
Amortization of Acquisition related Intangible assets (b)	-	-	-	40.7	36.6	10.8	8.1
Restructuring costs (c)	3.9	4.7	8.6	12.8	26.7	8.8	3.0
Sponsor management fees (d)	-	-	-	9.1	7.3	3.2	-
Site relocation costs (e)	1.7	0.7	2.4	1.8	1.7	-	0.3
Financing and IPO fees (f)	-	-	-	6.1	51.9	1.0	40.8
PECs interest expense (g)	-	1.9	1.9	25.7	25.4	6.8	(0.4)
Asset impairments and Other (h)	(11.8)	(0.6)	(12.4)	2.0	1.9	0.4	4.6
DTA adjustment in Spain (i)	-	-	-	-	9.8	-	9.8
Tax effect (j)	2.0	(21.4)	(19.4)	(38.3)	(46.4)	(10.1)	(11.0)
Adjusted earnings /(loss) (non-GAAP) (unaudited)	86.2	(8.9)	77.3	85.2	82.7	43.5	31.5
Adjusted earnings/(loss) per share - Basic (in U.S. dollars) (k)	1.17	(0.12)	1.05	1.16	1.12	0.59	0.43
Adjusted earnings/(loss) per share - Diluted (in U.S. dollars) (k)	1.17	(0.12)	1.05	1.16	1.12	0.59	0.43

(a)	Acquisition and integration costs incurred in 2012, 2013, and 2014 are costs associated with the Acquisition and post-Acquisition process targeting primarily financial and operational improvements. Nearly all of the $62.6 million in expenses for the year ended December 31, 2012, are directly related to Acquisition and integration related costs (banking, advisory, legal fees, etc.). For the year ended December 31, 2013, of the $29.3 million, $27.9 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($14.7 million), improvement of financial and cash flow reporting ($5.9 million), improving the efficiency in procurement ($4.8 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($1.4 million). Acquisition and integration related cost incurred for the year ended December 31, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan an operational set-up with a leading consulting firm ($4.0 million), improving the efficiency in procurement ($2.3 million), and IT transformation projects ($2.5 million). These projects have substantially been completed by the end of 2014.

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Acquisition and integration related costs incurred for the three months ended December 31, 2013 include primarily costs associated with the Acquisition. For the three months ended December 31, 2013, of the $8.2 million, $7.8 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($3.8 million) and improving the efficiency in procurement ($3.9 million). Acquisition and integration related cost incurred for the three months ended December 31, 2014 primarily resulted from consulting fees incurred in connection with IT transformation projects. These projects have substantially been completed by the end of 2014.

(b)	Amortization of Acquisition related intangible assets represents the amortization expense of intangible assets resulting from the Acquisition and has been adjusted to eliminate the impact of the amortization arising from the Acquisition which is not in the ordinary course of our daily operations and distorts comparison with peers and results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)	Restructuring costs incurred in 2012, 2013 and 2014 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. In 2012, restructuring costs primarily represented costs incurred in Chile related to the implementation of a new service delivery model with Telefónica, which affected the profile of certain operations personnel, and other restructuring costs for certain changes to the executive team in EMEA and Americas region. For the year ended December 31, 2013, $8.6 million of our restructuring costs were related to the relocation of corporate headquarters and severance payments directly related to the Acquisition. In addition in 2013, we incurred in restructuring costs in Spain of $1.5 million (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and in Chile of $1.4 million (relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million related to the restructuring of specific operations, Chile of $2.5 million related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and in connection with certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters.

Restructuring costs incurred for the three months ended December 31, 2013, primarily include $7.6 million related to the relocation of our corporate headquarters, $0.7 million in Chile relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and restructuring costs in Morocco of $0.4 million and in Spain of $0.1 million as a consequence of significant reduction in activity levels as a result of adverse market conditions. From the $3.0 million of restructuring costs incurred for the three months ended December 31, 2014, $2.7 million are related to restructuring costs incurred in Chile ($1.1 million) in connection with certain changes to the executive team, and the restructuring of specific operations in Peru and Argentina ($1.6 million).

(d)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. These fees have ceased following the offering.

(e)	Site relocation costs incurred for the three months and year ended December 31, 2012, 2013 and 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(f)	Financing and IPO fees for the three months and year ended December 31, 2013 primarily relate to professional fees incurred in 2013 in connection with the issuance of the Senior Secured Notes and to pay financial advisory fees. Financing fees and IPO fees for the three months and year ended December 31, 2014 primarily relate to fees incurred in connection with the IPO process including advisory, auditing and legal expenses among others. These fees have ceased in 2014.

(g)	PECs Interest expense represents accrued interest on the preferred equity certificates that were capitalized in connection with the IPO.

(h)	Asset impairments and other costs incurred for the year ended 31, 2012 related to a release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargain agreement negotiation in Spain. Asset impairment and other costs for the three and year ended December 31, 2013 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairment and other cost incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic of $3.7 million and Spain of $28.8 million and other non-recurrent costs of $4.6 million during the three months ended December 31, 2014, primarily related to a revenue adjustment in Spain ($2.4 million) related to prior fiscal years and a one off tax penalty in Colombia ($1.3 million), offset by the amendment of the MSA with Telefónica by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica.

(i)	Deferred tax asset adjustment as a consequence of the tax rate reduction in Spain from 30% to 28% in 2015 and to 25% in 2016.

(j)	The tax effect represents the tax impact of the total adjustments based on a tax rate of 33.0% for the period from January 1, 2012 to November 30, 2012, 31.0% for the one-month period from December 1, 2012 to December 31, 2012, 30.0% for 2013 and 39.5% for the year ended December 31, 2014. The tax effect represents the tax impact of the total adjustments based on a tax rate of 30.0% for the three months ended December 31, 2013 and 39.5% for the three months ended December 31, 2014. The adjustments for the three months ended December 31, 2014 include $43.8 million of IPO fees that are not deductible and $9.8 million of DTA adjustments that are both excluded from the adjustments base for tax effect calculation.

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(k) The adjusted earnings/(loss) per share, for the period presented in the table above, were calculated considering the number of ordinary shares of 73,619,511 as of December 31, 2014.

Financing Arrangements

	Non-IFRS Aggregated
	December 31,	December 31,
	2012	2013	2014

Cash and cash equivalents	200.3	213.5	211.4
Short term financial investments	28.7	-	26.9
Debt:
7.375% Senior Secured Notes due 2020	-	297.7	300.3
Brazilian Debentures	443.0	345.9	245.9
Vendor Loan Note (1)	145.1	151.7	-
Contingent Value Instrument	52.3	43.4	36.4
Preferred Equity Certificates	471.6	519.6	-
Finance lease payables	8.7	11.9	9.0
Other borrowings	200.1	0.6	61.7

Total Debt	1,320.8	1,370.8	653.3
Preferred Equity Certificates	(471.6)	(519.6)	-

Total Debt excluding PECs	849.2	851.2	653.3

Net Debt (2)	620.2	637.7	415.0

Adjusted EBITDA LTM (3) (non - GAAP) (unaudited)	268.1	295.1	306.4

Net Debt / Adjusted EBITDA LTM (3) (non - GAAP) (unaudited)	2.3x	2.2x	1.4x

(1) Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note.

(2) In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3) Adjusted EBITDA LTM is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

As of December 31, 2014 we were in compliance with the terms of all our covenants.

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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly and annual information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. They are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

For additional detail see the sections entitled “Risk Factors” and “Forward-looking Statements” in our Registration Statement on Form F-1, as amended, which was declared effective on October 1, 2014 (the “Form F-1”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the Predecessor financial statements.

The Predecessor financial statements and Atento’s financial information (“Consolidated Financial Information”) have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.

The interim financial information has been prepared to demonstrate to the stakeholders Atento results for the three months period ended December 31, 2014 compared to the same period of 2013.

The following discussion includes forward-looking statements. Our actual results could differ materially from those that are discussed in these forward-looking statements.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this report, particularly under “Cautionary Note Regarding Forward Looking Statements” and the section entitled “Risk Factors” in the Form F-1.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America and Spain, and among the top three global providers, by revenue. Atento’s tailored CRM BPO solutions are designed to enhance each client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its expertise in its industry and in its customer care operations, combined with a consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, each solution being customized for the individual client’s needs and sophistications.

Atento offers a comprehensive portfolio of customizable, and scalable, solutions comprising front-end and back-end services ranging from sales, applications-processing, customer care and credit-management. From our suite of products and value-added services, we derive embedded and integrated industry-tailored solutions for a large and diverse group of multi-national companies. Our solutions to our base of over 400 clients are delivered by over 154,000 of our highly engaged customer care specialists and facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing customer transactions and industry expertise to our clients customer care operations, which allow us to provide higher-quality customer care services more cost-effectively than our clients could deliver on their own.

Our number of workstations increased from 79,197 as of December 31, 2013 to 86,071 workstations as of December 31, 2014. Since we lease all of our call center facilities, which increases our operating expenses and does not result in a depreciation expense, our EBITDA performance has historically differed from competitors who own their buildings and equipment, as related financings have generally resulted in higher depreciation expenses for those competitors and have increased such competitors EBITDA.

We are continuing to relocate a portion of our delivery centers from Tier 1 to Tier 2 cities, which tend to be smaller, more affordable locations, as we seek to optimize lease expenses and reduce employee benefit expenses by focusing on reducing turnover and absenteeism. Additionally, the relocation of delivery centers allows us to access and attract new and larger pools of talent in locations where Atento is considered a reference employer. We have completed several successful site transfers in Brazil, Colombia and Argentina. In Brazil, the percentage of total workstations located in tier 2 cities decreased 1 percentage point, from 54% for the year ended December 31, 2013 to 53% for the year ended December 31, 2014, due to an specific client requirement to operate in a Tier 1 city, and the implementation of new delivery centers in Brazil in Tier 2 cities, postponed to the first quarter of 2015. As demand for our services and solutions grows, and their complexity continues to increase, we continue to evaluate and adjust our site footprint to create the most competitive combination of quality of service and cost effectiveness.

15

During the last years, our infrastructure has grown in response to a substantial increase in demand for our services from our clients. As of December 31, 2014, we had 86,071 workstations globally, with 44,061 in Brazil, 34,498 in the Americas (excluding Brazil) and 7,512 in EMEA. As of December 31, 2013, we had 79,197 workstations globally, with 39,744 in Brazil, 31,534 in the Americas (excluding Brazil) and 7,919 in EMEA. As of December 31, 2014, we had 93 delivery centers globally, 29 in Brazil, 45 in the Americas (excluding Brazil) and 19 in EMEA. As of December 31, 2013, we had 93 delivery centers globally, 26 in Brazil, 46 in the Americas (excluding Brazil) and 21 in EMEA.

The following table shows the number of delivery centers and workstations in each of the jurisdictions in which we operated as at December 31, 2013 and 2014.

	Number of Workstations		Number of Service Delivery Centers (1)
	2013	2014	2013	2014
Brazil	39,744	44,061	26	29
Americas	31,534	34,498	46	45
Argentina(2)	3,959	3,820	12	11
Central America(3)	1,666	2,983	3	3
Chile	3,467	2,398	3	2
Colombia	4,791	5,827	6	6
Mexico	9,143	9,812	17	17
Peru	7,387	8,493	2	3
United States(4)	1,121	1,165	3	3
EMEA	7,919	7,512	21	19
Czech Republic(5)	592	-	3	-
Morocco	1,941	2,046	4	4
Spain	5,386	5,466	14	15
Total	79,197	86,071	93	93

(1)	Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2)	Includes Uruguay.
(3)	Includes Guatemala and El Salvador.
(4)	Includes Puerto Rico.
(5)	Operations in Czech Republic were divested in 2014 – see detailed figures of Czech Republic below in “Divestment transaction”.

During 2014, the revenue generated from our fifteen largest client groups (including Telefónica Group) represented 82.1% of our revenue as compared to 84.2% of revenue in the same period in the prior year. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented in aggregate 36.0% of our revenue for the year ended December 31, 2014 as compared to 36.2% of revenue in the same period in the prior year.

For the three months ended December 31, 2014, the revenue generated from our fifteen largest client groups (including Telefónica Group) represented 83.3% of our revenue as compared to 83.3% of revenue in the same period in the prior year. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented in aggregate 37.3% of our revenue for the year ended December 31, 2014 as compared to 36.8% of revenue in the same period in the prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. In the year ended December 31, 2014, CRM BPO solutions and individual services comprised approximately 23.2% and 76.8% of our revenues, respectively. For the same period in 2013, CRM BPO solutions and individual services comprised approximately 21.8% and 78.2% of our revenues, respectively. In the three months ended December 31, 2014, CRM BPO solutions and individual services comprised approximately 23.4% and 76.6% of our revenues, respectively. For the same period in 2013, CRM BPO solutions and individual services comprised approximately 22.1% and 77.9% of our revenues, respectively.

The percentage of solutions and individual services for the year ended December 31, 2013, representing approximately 23% and 77% of group revenues, respectively, were misreported and should have amounted to 21.8% and 78.2% as disclosed in the paragraph above.

During the year of 2014, telecommunications represented 49.1% of our revenue and financial services represented 35.2% of our revenue, compared to 52% and 35%, respectively, for the same period in 2013. Additionally, during 2014 and 2013 sales by service were represented as follows:

	Year ended December 31,
	2013	2014
Customer Service	50.1%	49.8%
Sales	18.7%	18.2%
Collection	10.3%	10.8%
Back Office	8.6%	8.8%
Technical Support	9.8%	9.6%
Others	2.5%	2.8%
Total	100.0%	100.0%

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During the three months period ended December 31, 2014, telecommunications represented 51.4% of our revenue and financial services represented 32.4% of our revenue, compared to 43.3% and 44.5%, respectively, for the same period in 2013. Additionally, during the three months ended December 31, 2014 and 2013 sales by service were represented as follows:

	Three months ended December 31,
	2013	2014
Customer Service	48.4%	50.8%
Sales	20.3%	19.3%
Collection	11.9%	10.8%
Back Office	4.6%	9.1%
Technical Support	13.5%	6.5%
Others	1.3%	3.5%
Total	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in 2012, 2013 and 2014 and the breakdown by country is as follow:

	Average headcount
	2012	2013	2014
Brazil	84,031	86,414	82,702
Central America	3,758	4,051	4,161
Chile	4,056	3,883	4,703
Colombia	4,895	5,400	6,274
Spain	14,585	13,904	12,202
Morocco	2,032	1,544	1,367
Mexico	18,861	18,823	20,033
Peru	10,109	10,561	12,874
Puerto Rico	797	763	706
United States	377	405	419
Czech Republic	791	933	672
Argentina and Uruguay	9,346	9,151	8,062
Total	153,638	155,832	154,176

Revenue by country

	Predecessor		Non-IFRS Aggregated
	Period from Jan 1 - Nov 30,	Period from Dec 1 - Dec 31,	Year ended December 31,	Year ended December 31,
	2012	2012	2012	2013	2014
($ in millions)

Country
Spain	311.0	27.5	338.5	327.3	306.6
Morocco	26.6	2.1	28.7	20.9	18.4
Czech Republic	10.0	1.0	11.0	14.6	9.5
Other and eliminations (*)	0.2	0.1	0.3	0.3	0.3
EMEA	347.8	30.7	378.5	363.1	334.8

Argentina	177.8	19.2	197.0	198.7	151.9
Chile	64.1	4.9	69.0	68.5	79.3
Colombia	55.0	5.0	60.0	65.7	69.5
El Salvador	13.3	1.3	14.6	12.8	13.9
United States	16.5	1.4	17.9	20.1	20.7
Guatemala	13.8	1.1	14.9	14.4	15.3
Mexico	213.5	20.7	234.2	265.2	275.0
Peru	85.7	8.3	94.0	102.2	131.8
Puerto Rico	13.8	1.4	15.2	14.9	12.8
Uruguay	7.7	0.7	8.4	9.6	8.0
Panama	0.2	-	0.2	0.1	0.8
Other and eliminations (*)	0.7	0.1	0.8	0.5	0.4
Americas	662.1	64.1	726.2	772.7	779.4

Brazil	1,116.8	96.3	1,213.1	1,206.1	1,184.8

Other and eliminations (*)	(0.8)	(0.2)	(1.0)	(0.8)	(0.7)

Total revenue	2,125.9	190.9	2,316.8	2,341.1	2,298.3

(*) Includes revenue holding-company level as well as consolidation adjustments.

Divestment transaction

On December 9, 2014, Atento S.A. through its indirect subsidiary, Atento Spain Holdco, S.L.U., a sole-shareholder subsidiary of Atento Luxco 1, S.A. entered into an agreement for the sale of the 100% of the share capital of ATENTO CESKÁ REPUBLIKA A.S., which owns its operations in the Czech Republic, with the Italian company COMDATA S.P.A..

17

This transaction allows Atento to continue strengthening the focus on its core markets encompassing the Pan LatAm region as well as Spain and Morocco in the EMEA region.

The following table shows the Income Statement related to the divestment operation for the years ended December 31, 2012, 2013 and for the eleven month period ended November 30, 2014.

(a)	Income Statements

	Predecessor		Non-IFRS Aggregated
	Period from Jan 1 - Nov 30,	Period from Dec 1 - Dec 31,	Year ended December 31,	Year ended December 31,	Period from Jan 1 - Nov 30,
	2012	2012	2012	2013	2014
($ in thousands)

Revenue	9,947	1,000	10,947	14,565	9,517
Other operating income	63	576	639	11	4
Supplies	(932)	(47)	(979)	(1,138)	(775)
Employee benefit expense	(7,269)	(765)	(8,034)	(11,046)	(7,729)
Depreciation and amortization	(173)	(15)	(188)	(207)	(246)
Changes in trade provisions	(998)	97	(901)	-	-
Other operating expenses	(1,086)	(498)	(1,584)	(1,293)	(1,059)
Impairment charges	-	-	-	-	(3,696)
OPERATING PROFIT/(LOSS)	(448)	348	(100)	892	(3,984)

Finance income/(costs)	(7)	7	-	-	-
Net foreign exchange gains/(loss)	(14)	(1)	(15)	(21)	(10)
NET FINANCE INCOME/(EXPENSE)	(21)	6	(15)	(21)	(10)

PROFIT/(LOSS) BEFORE TAX	(469)	354	(115)	871	(3,994)

Income tax benefit	(136)	(48)	(184)	(117)	57
PROFIT/(LOSS) AFTER TAX	(605)	306	(299)	754	(3,937)

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	Predecessor		Non-IFRS Aggregated
($ in millions, except percentage changes)	As of and for the period from Jan 1 - Nov 30, 2012	As of and for the period from Dec 1 - Dec 31, 2012	For the year ended December 31, 2012	For the year ended December 31, 2013	Change (%)	Change excluding FX (%)	For the year ended December 31, 2014	Change (%)	Change excluding FX (%)
	(audited)	(audited)	(unaudited)	(audited)			(unaudited)
Revenue	2,125.9	190.9	2,316.8	2,341.1	1.0	7.5	2,298.3	(1.8)	7.7
Other operating income	1.9	1.8	3.7	4.4	18.9	21.6	4.6	4.5	8.7
Own work capitalized	-	-	-	0.9	N.M	N.M	0.5	(44.4)	(32.5)
Other gains	-	-	-	-	-	-	35.1	N.M.	N.M.
Operating expenses:
Supplies	(105.5)	(8.4)	(113.9)	(115.3)	1.2	6.8	(104.8)	(9.1)	0.2
Employee benefit expense	(1,482.8)	(126.7)	(1,609.5)	(1,643.5)	2.1	8.5	(1,636.4)	(0.4)	9.3
Depreciation and amortization	(78.1)	(7.5)	(85.6)	(129.0)	50.7	57.0	(119.8)	(7.1)	(0.3)
Changes in trade provisions	(13.9)	2.8	(11.1)	2.0	N.M.	N.M.	1.7	(15.0)	(10.1)
Other operating expenses	(283.7)	(95.3)	(379.0)	(355.6)	(6.2)	(0.6)	(360.2)	1.3	9.2
Impairment charges	-	-	-	-	-	-	(31.8)	N.M.	N.M.
Total operating expenses	(1,964.0)	(235.1)	(2,199.1)	(2,241.4)	1.9	8.1	(2,251.3)	0.4	9.7

Operating profit/(loss)	163.8	(42.4)	121.4	105.0	(13.5)	(1.2)	87.2	(17.0)	(1.3)

Finance income	11.6	2.6	14.2	17.8	25.4	32.4	58.3	N.M.	N.M.
Finance costs	(23.5)	(8.7)	(32.2)	(135.1)	N.M.	N.M.	(135.7)	0.4	5.8
Net foreign exchange gain/(loss)	(1.0)	0.0	(1.0)	16.6	N.M.	N.M.	(33.4)	N.M.	N.M.
Net finance expense	(12.9)	(6.0)	(19.0)	(100.7)	N.M.	N.M.	(110.8)	10.0	17.4

Profit/(loss) before tax	150.9	(48.5)	102.4	4.3	(95.8)	(85.4)	(23.6)	N.M.	N.M.

Income tax expense	(60.7)	(8.1)	(68.8)	(8.3)	(87.9)	(82.7)	(18.5)	122.9	N.M.
Profit/(loss) for the period	90.2	(56.6)	33.6	(4.0)	N.M.	(90.8)	(42.1)	N.M.	N.M.
Profit/(loss) for the period from continuing operations	90.2	(56.6)	33.6	(4.0)	N.M.	(90.8)	(42.1)	N.M.	N.M.
Profit after tax from discontinued operations	-	-	-	-	-	-	-	N.M.	N.M.
Non-controlling interests	(0.4)	-	(0.4)	-	-	-	-	N.M.	N.M.

Profit/(loss) for the period attributable to equity holders of the parent	89.7	(56.6)	33.1	(4.0)	N.M.	(90.8)	(42.1)	N.M.	N.M.

Other financial data:
EBITDA(1) (unaudited)	241.9	(34.9)	207.0	234.0	13.0	22.9	207.0	(11.5)	(0.8)
Adjusted EBITDA(1) (unaudited)	235.9	32.2	268.1	295.1	10.1	16.9	306.4	3.8	13.7

(1)	For reconciliation with IFRS as issued by the IASB, see section ‘Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)’ above.

19

($ in millions, except percentage changes)	For the three months ended December 31,		Change	Change excluding
	2013	2014	(%)	FX (%)
		(unaudited)
Revenue	593.8	555.1	(6.5)	5.8
Other operating income	3.7	2.8	(24.3)	(19.8)
Own work capitalized	0.4	0.1	(75.0)	(74.9)
Other gains	-	0.6	N.M.	N.M.
Operating expenses:
Supplies	(43.7)	(25.6)	(41.4)	(34.2)
Employee benefit expense	(416.7)	(390.0)	(6.4)	6.3
Depreciation and amortization	(32.1)	(28.2)	(12.1)	(2.2)
Changes in trade provisions	(1.0)	1.9	N.M.	N.M.
Other operating expenses	(72.5)	(110.0)	51.7	64.3
Impairment charges	-	0.7	N.M.	N.M.
Total operating expenses	(566.0)	(551.2)	(2.6)	9.6

Operating profit	31.9	7.4	(76.8)	(60.5)

Finance income	4.8	29.9	N.M.	N.M.
Finance costs	(31.2)	(27.5)	(11.9)	0.6
Net foreign exchange gain/(loss)	11.7	(15.0)	N.M.	N.M.
Net finance expense	(14.7)	(12.6)	(14.3)	4.8

Profit/(loss) before tax	17.2	(5.2)	(130.1)	(116.3)

Income tax expense	(2.8)	(20.7)	N.M.	N.M.
Profit/(loss) for the period	14.4	(25.9)	N.M.	N.M.
Profit/(loss) for the period from continuing operations	14.4	(25.9)	N.M.	N.M.
Profit after tax from discontinued operations	-	-	N.M.	N.M.
Non-controlling interests	-	-	N.M.	N.M.

Profit/(loss) for the period attributable to equity holders of the parent	14.4	(25.9)	N.M.	N.M.

Other financial data:
EBITDA(1) (unaudited)	63.9	35.6	(44.3)	(31.1)
Adjusted EBITDA(1) (unaudited)	85.5	86.5	1.2	13.6

(1)	For reconciliation with IFRS as issued by the IASB, see section ‘Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)’ above.

20

	Predecessor		Non-IFRS Aggregated
($ in millions, except percentage changes)	As of and for the period from Jan 1 - Nov 30, 2012	As of and for the period from Dec 1 - Dec 31, 2012	For the year ended December 31, 2012	For the year ended December 31, 2013	Change (%)	Change excluding FX (%)	For the year ended December 31, 2014	Change (%)	Change excluding FX (%)
	(audited)	(audited)	(unaudited)	(audited)			(audited)
Revenue:
Brazil	1,116.8	96.3	1,213.1	1,206.1	(0.6)	9.6	1,184.8	(1.8)	7.5
Americas	662.1	64.1	726.2	772.7	6.4	11.6	779.4	0.9	15.3
EMEA	347.8	30.7	378.5	363.1	(4.1)	(7.0)	334.8	(7.8)	(7.7)
Other and eliminations(1)	(0.8)	(0.2)	(1.0)	(0.8)	(20.0)	N.M.	(0.7)	(12.5)	(50.0)
Total revenue	2,125.9	190.9	2,316.8	2,341.1	1.0	7.5	2,298.3	(1.8)	7.7
Operating expense:
Brazil	(1,025.4)	(84.4)	(1,109.8)	(1,113.6)	0.3	10.6	(1,081.6)	(2.9)	6.3
Americas	(602.6)	(52.4)	(655.0)	(705.9)	7.8	12.9	(718.9)	1.8	16.7
EMEA	(319.3)	(28.9)	(348.2)	(365.2)	4.9	1.7	(381.8)	4.5	4.7
Other and eliminations(1)	(16.7)	(69.4)	(86.1)	(56.7)	(34.1)	N.M.	(69.0)	21.7	22.4
Total operating expenses	(1,964.0)	(235.1)	(2,199.1)	(2,241.4)	1.9	8.1	(2,251.3)	0.4	9.7
Operating profit/(loss):
Brazil	91.2	12.3	103.5	94.8	(8.4)	1.0	103.5	9.2	19.3
Americas	62.7	11.7	74.4	67.6	(9.1)	(4.6)	64.3	(4.9)	5.5
EMEA	29.1	3.2	32.3	(0.1)	(100.3)	(100.3)	(45.6)	N.M.	N.M.
Other and eliminations(1)	(19.2)	(69.6)	(88.8)	(57.3)	(35.5)	N.M.	(35.0)	(38.9)	(38.6)
Total operating profit	163.8	(42.4)	121.4	105.0	(13.5)	(1.2)	87.2	(17.0)	(1.3)
Net finance expense:
Brazil	(6.8)	(2.6)	(9.4)	(43.9)	N.M.	N.M.	(42.9)	(2.3)	7.1
Americas	(2.7)	(2.7)	(5.4)	(3.9)	(27.8)	0.0	(14.7)	N.M.	N.M.
EMEA	(1.4)	(0.8)	(2.2)	(18.4)	N.M.	N.M.	(13.6)	(26.1)	(26.1)
Other and eliminations(1)	(2.0)	-	(2.0)	(34.5)	N.M.	N.M.	(39.6)	14.8	14.8
Total net finance expense	(12.9)	(6.0)	(19.0)	(100.7)	N.M.	N.M.	(110.8)	10.0	17.4
Income tax expense:
Brazil	(25.9)	27.5	1.6	(17.7)	N.M.	N.M.	(22.3)	26.0	37.9
Americas	(25.9)	(0.2)	(26.1)	(19.3)	(26.1)	(23.0)	(19.7)	2.1	11.9
EMEA	(8.2)	(0.6)	(8.8)	7.8	N.M.	N.M.	15.4	97.4	96.2
Other and eliminations(1)	(0.7)	(34.8)	(35.5)	20.9	N.M.	N.M.	8.1	(61.2)	(61.2)
Total income tax expense	(60.7)	(8.1)	(68.8)	(8.3)	(87.9)	(82.7)	(18.5)	122.9	N.M.
Profit/(loss) for the period:
Brazil	58.6	37.3	95.9	33.2	(65.4)	(61.8)	38.3	15.4	26.2
Americas	34.1	8.8	42.9	44.4	3.5	6.1	29.9	(32.7)	(28.8)
EMEA	19.5	1.7	21.2	(10.7)	N.M.	N.M.	(43.8)	N.M.	N.M.
Other and eliminations(1)	(22.0)	(104.4)	(126.4)	(70.9)	(43.9)	N.M.	(66.5)	(6.2)	(6.1)
Profit/(loss) for the period	90.2	(56.6)	33.6	(4.0)	(119.9)	(90.8)	(42.1)	N.M.	N.M.
Other financial data:
EBITDA(2):
Brazil	126.9	15.7	142.7	150.7	5.6	16.5	158.8	5.4	15.3
Americas	92.2	14.5	106.7	115.3	8.1	11.7	107.2	(7.0)	2.2
EMEA	41.4	4.4	45.8	24.3	(46.9)	(48.7)	(25.1)	N.M.	N.M.
Other and eliminations(1)	(18.6)	(69.6)	(88.2)	(56.3)	(36.2)	N.M.	(33.9)	(39.8)	(39.5)
Total EBITDA (unaudited)	241.9	(34.9)	207.0	234.0	13.0	22.9	207.0	(11.5)	(0.8)
Adjusted EBITDA(2):
Brazil	128.7	16.4	145.1	161.1	11.0	21.4	172.1	6.8	16.9
Americas	94.2	19.2	113.4	118.4	4.4	7.8	117.7	(0.6)	10.7
EMEA	31.4	3.9	35.3	26.7	(24.4)	(26.6)	26.4	(1.1)	(1.2)
Other and eliminations(1)	(18.4)	(7.3)	(25.7)	(11.1)	(56.8)	N.M.	(9.8)	(11.7)	(9.9)
Total Adjusted EBITDA (unaudited)	235.9	32.2	268.1	295.1	10.1	16.9	306.4	3.8	13.7

(1)	Includes revenue and expenses at the holding-company level (such as corporate expenses and Acquisition related expenses), as applicable, as well as consolidation adjustments.
(2)	For a reconciliation with IFRS as issued by the IASB, see section ‘Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)’ above. N.M. means not meaningful.

21

	For the three months ended December 31,		Change	Change excluding
($ in millions, except percentage changes)	2013	2014	(%)	FX (%)
		(unaudited)
Revenue:
Brazil	306.6	278.6	(9.1)	2.5
Americas	198.3	202.7	2.2	17.4
EMEA	89.0	74.0	(16.9)	(8.4)
Other and eliminations(1)	(0.1)	(0.2)	100.0	-
Total revenue	593.8	555.1	(6.5)	5.8
Operating expense:
Brazil	(277.2)	(248.0)	(10.5)	1.0
Americas	(177.1)	(188.8)	6.6	22.1
EMEA	(93.3)	(70.6)	(24.3)	(14.8)
Other and eliminations(1)	(18.4)	(43.8)	138.0	141.3
Total operating expenses	(566.0)	(551.2)	(2.6)	9.6
Operating profit:
Brazil	31.4	30.6	(2.5)	8.9
Americas	21.4	16.5	(22.9)	(10.3)
EMEA	(2.6)	3.7	N.M.	N.M.
Other and eliminations(1)	(18.3)	(43.4)	137.2	135.5
Total operating profit	31.9	7.4	(76.8)	(60.5)
Net finance expense:
Brazil	(10.0)	(6.5)	(35.0)	(25.0)
Americas	2.6	(5.3)	N.M.	N.M.
EMEA	(3.7)	(3.3)	(10.8)	(2.7)
Other and eliminations(1)	(3.6)	2.5	N.M.	(136.1)
Total net finance expense	(14.7)	(12.6)	(14.3)	4.8
Income tax expense:
Brazil	(7.5)	(9.8)	30.7	45.3
Americas	(3.7)	(5.3)	43.2	62.2
EMEA	2.0	(2.2)	N.M.	N.M.
Other and eliminations(1)	6.4	(3.4)	N.M.	(148.4)
Total income tax expense	(2.8)	(20.7)	N.M.	N.M.
Profit/(loss) for the period:
Brazil	13.9	14.3	2.9	13.7
Americas	20.3	5.9	(70.9)	(62.6)
EMEA	(4.3)	(1.8)	(58.1)	(32.6)
Other and eliminations(1)	(15.5)	(44.3)	N.M.	N.M.
Profit/(loss) for the period from continuing operations	14.4	(25.9)	N.M.	N.M.
Other financial data:
EBITDA(2):
Brazil	44.3	43.8	(1.1)	10.8
Americas	33.9	27.0	(20.4)	(9.1)
EMEA	3.8	7.9	107.9	84.2
Other and eliminations(1)	(18.1)	(43.1)	138.1	136.7
Total EBITDA (unaudited)	63.9	35.6	(44.3)	(31.1)
Adjusted EBITDA(2):
Brazil	49.9	48.4	(3.0)	8.6
Americas	34.6	32.5	(6.1)	7.2
EMEA	4.3	9.0	109.3	120.9
Other and eliminations(1)	(3.3)	(3.4)	3.0	12.1
Total Adjusted EBITDA (unaudited)	85.5	86.5	1.2	13.6

(1)	Includes revenue and expenses at the holding-company level (such as corporate expenses and Acquisition related expenses), as applicable, as well as consolidation adjustments.
(2)	For a reconciliation with IFRS as issued by the IASB, see section ‘Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)’ above. N.M. means not meaningful.

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Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Revenue

Revenue decreased by $42.8 million, or 1.8%, from $2,341.1 million for the year ended December 31, 2013 to $2,298.3 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, revenue increased by 7.7% driven primarily by a strong performance in Brazil and the Americas, largely offsetting the reduction in EMEA. Revenue in LatAm, which includes Brazil and the Americas, increased 10.5% excluding the impact of foreign exchange.

Revenue from Telefónica, excluding the impact of foreign exchange, increased by 4.4%, driven primarily by a strong performance in the Americas, in particular, in Chile due to the finalization of the implementation of a new business model, in Peru as a result of the increase in offshore business from Argentina, in addition to price adjustments in Argentina. This positive performance in the Americas largely offset the reduction in EMEA caused by the adverse Telefónica situation in the spanish telecom sector. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 10.8% due to the strong double digit growth in all regions. As of the end of the year, non-Telefónica revenue represented 53% of total revenue, an increase of 2 percentage points over the prior year. We have continued to increase our revenue diversification from Telefónica with significant customer wins in the telecommunication sector in Brazil and multisector segments, and higher volumes with current clients, primarily in the finance sector. Strong growth in the Americas was driven by Peru, Colombia, Mexico and Argentina. In EMEA lower revenues with Telefónica were partially offset by a healthy performance in the non-Telefónica sector driven by higher activity with existing clients, in addition to new clients wins.

The following chart sets forth a breakdown of revenue based on geographical region for the year ended December 31, 2013 and December 31, 2014 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the year ended December 31,
($ in millions, except percentage changes)	2013	(%)	2014	(%)	Change (%)	Change excluding FX (%)
	(audited)		(unaudited)
Brazil	1,206.1	51.5	1,184.8	51.6	(1.8)	7.5
Americas	772.7	33.0	779.4	33.9	0.9	15.3
EMEA	363.1	15.5	334.8	14.6	(7.8)	(7.7)
Other and eliminations(1)	(0.8)	-	(0.7)	(0.1)	(12.5)	(50.0)
Total	2,341.1	100.0	2,298.3	100.0	(1.8)	7.7

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the year ended December 31, 2013 and December 31, 2014 was $1,206.1 million and $1,184.8 million, respectively. Revenue decreased in Brazil by $21.3 million, or 1.8%. Excluding the foreign-exchange impact, revenue increased by 7.5% over this period. Excluding the impact of foreign exchange, revenue from Telefónica increased by 2.8%, principally due to the introduction of new services in Brazil. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased by 11.0% over this period, mainly due to volume growth and the introduction of new services with existing clients, driven by the financial sector, in addition to significant customer wins in the telecom sector where we now provide services to all major operators.

Americas

Revenue in the Americas for the year ended December 31, 2013 and December 31, 2014 was $772.7 million and $779.4 million, respectively. Revenue increased in the Americas by $6.7 million, or 0.9%. Excluding the impact of foreign exchange, revenue increased by 15.3%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 19.2% over this period, with strong performance across the region and in particular in Chile due to the positive impact of the implementation of the new business model with Telefónica and in Peru due to the increase in offshore business from Argentina. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 11.7%, with strong growth in most markets supported by new and existing clients, particularly in Peru, Colombia, Mexico and Argentina, driven by increased pricing.

EMEA

Revenue in EMEA for the year ended December 31, 2013 and December 31, 2014 was $363.1 million and $334.8 million, respectively. Revenue decreased in EMEA by $28.3 million, or 7.8%. Excluding the foreign exchange impact, revenue decreased by 7.7%. Excluding the foreign exchange impact, revenue from Telefónica decreased by 14.8% principally due to a decrease in the volume of customer sales in Spain, driven by the adverse Telefónica situation in the Spanish telecommunications market. Revenue from non-Telefónica clients increased by 6.8%, excluding the impact of foreign exchange, principally due to higher activity with existing clients, in addition to new client wins.

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Other operating income

Other operating income increased by $0.2 million, from $4.4 million for the year ended December 31, 2013 to $4.6 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, other operating income increased by 8.7% principally due to subsidies received in Spain for hiring disabled employees.

Other gains

In May 2014, the Master Service Agreement (“MSA”) with Telefónica, which required the Telefónica Group to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these countries. The provisions of the MSA required Telefónica to compensate us in case of shortfalls in these revenue commitments. Based on the above, Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million (equivalent to $34.5 million).

Total operating expenses

Total operating expenses increased by $9.9 million, or 0.4%, from $2,241.4 million for the year ended December 31, 2013 to $2,251.3 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating expenses increased by 9.7%. As a percentage of revenue, operating expenses constituted 95.7% and 98.0% for the year ended December 31, 2013 and 2014, respectively. This increase was principally due to the impairment charges recognized, an increase in employee benefit expenses due to restructuring costs and other operating expenses incurred as a result of the IPO process. Adjusting for these items, operating expenses as a percentage of revenues would have constituted 93.1% of revenue.

The $9.9 million increase in operating expenses during the year ended December 31, 2014 resulted from the following components:

Supplies: Supplies decreased by $10.5 million, or 9.1%, from $115.3 million for the year ended December 31, 2013 to $104.8 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, supplies expense increased by 0.2%. The increase was principally caused by growth in Brazil and Mexico as well as a reclassification of costs previously booked as Other operating expenses and now booked as Supplies; these costs were partially offset by a decrease in the EMEA region as a result of lower activity. As a percentage of revenue, supplies constituted 4.9% and 4.6% for the year ended December 31, 2013 and 2014, respectively.

Employee benefits expenses: Employee benefits expenses decreased by $7.1 million, or 0.4%, from $1,643.5 million for the year ended December 31, 2013 to $1,636.4 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, employee benefits expenses increased by 9.3%. This increase in employee benefits expenses was principally due to restructuring expenses incurred in Spain, Argentina and Chile. This increase was partially offset by operational efficiencies generated. Adjusting for restructuring expenses of $26.7 million and excluding the impact of foreign exchange, employee benefits expenses would have increased by 7.7%. As a percentage of our revenue, employee benefits expenses constituted 70.2% and 71.2% for the year ended December 31, 2013 and 2014, respectively. Adjusting for restructuring expenses, employee benefits expenses as a percentage of revenue would have constituted 69.7% and 70.0% for the year ended December 31, 2013 and 2014, respectively.

Depreciation and amortization: Depreciation and amortization expense decreased by $9.2 million, or 7.1%, from $129.0 million for the year ended December 31, 2013 to $119.8 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 0.3%, principally due to the lower carrying amount of customer relationship intangible assets, as a result of the impairment test performed in June 30, 2014.

Changes in trade provisions: Changes in trade provisions totaled a positive figure of $1.7 million for the year ended December 31, 2014, a decrease of $0.3 million over the year ended December 31, 2013. This decrease was principally due to the collection, in 2013, of some receivables that had previously been impaired. As a percentage of revenue, changes in trade provisions constituted 0.1% and 0.1% for the year ended December 31, 2013 and 2014.

Other operating expenses: Other operating expenses increased by $4.6 million, or 1.3%, from $355.6 million for the year ended December 31, 2013 to $360.2 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, other operating expenses increased by 9.2%, principally due to financing and IPO fees incurred during the IPO process and a reclassification from suppliers to other operating expenses. As a percentage of revenue, other operating expenses constituted 15.2% and 15.7% for the year ended December 31, 2013 and 2014, respectively.

Impairment charges: Asset impairment for the year ended December 31, 2013 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations. For the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairments relating to our operation in Czech Republic of $3.7 million and Spain of $28.8 million..

As of June 30, 2014, we performed an impairment test on the carrying amount of customer-relationship intangible assets, goodwill and property, plant and equipment, as a result of the amendment to the MSA which impacted the amount of expected revenue and also in consideration of the changes in expected revenue in certain countries. The impairment test was performed using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flow generation from the different countries where we operate. The result of the test performed was an impairment charge of $27.7 million of the intangible asset related to the customer relationship with Telefónica in connection with the MSA. Impairment charges of $1.1 million of goodwill in Spain and of $3.7 million of goodwill in the Czech Republic were recognized during the year ended December 31, 2014, as a result of this impairment test.

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Brazil

Total operating expenses in Brazil decreased by $32.0 million, or 2.9%, from $1,113.6 million for the year ended December 31, 2013 to $1,081.6 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 6.3%, which was slightly below revenue growth. Operating expenses as a percentage of revenue decreased from 92.3% to 91.3%. The decrease in operating expenses in Brazil as a percentage of sales was principally due to cost efficiencies achieved from our margin transformation programs in addition to higher costs incurred in 2013 as a result of the ramp-up of new Telefónica services.

Americas

Total operating expenses in the Americas increased by $13.0 million, or 1.8%, from $705.9 million for the year ended December 31, 2013 to $718.9 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 16.7%, in line with the increase in revenues. Operating expenses as a percentage of revenue increased from 91.4% to 92.2% in the year ended December 31, 2014, mainly explained by the restructuring costs incurred in 2014. Excluding this impact, operating expenses as a percentage of revenue would have been 91.2%.

EMEA

Total operating expenses in EMEA increased by $16.6 million, or 4.5%, from $365.2 million for the year ended December 31, 2013 to $381.8 million for the year ended December 31, 2014. Operating expenses as a percentage of revenue increased from 100.6% to 114.0%. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 4.7%. The increase in operating expenses in EMEA in the year ended December 31, 2014 was primarily attributable to impairment charges and restructuring costs. Excluding the impact of these two effects amounting to $49.1 million, operating expenses as a percentage of revenue would have reached 99.4%.

Operating profit

Operating profit decreased by $17.8 million, or 17.0%, from $105.0 million for the year ended December 31, 2013 to $87.2 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating profit decreased by 1.3%. Operating profit margin decreased from 4.5% for the year ended December 31, 2013 to 3.8% for the year ended December 31, 2014, due to the negative impact of costs incurred in connection with the IPO ($51.9 million), recognized impairments in EMEA ($32.5 million) and restructuring costs ($26.7 million), partially offset by the positive impact of the MSA penalty fee (equivalent to $34.5 million). Excluding these impacts, operating profit margin for the year ended December 31, 2014, would have amounted to 7.1%, driven mainly by the operational improvements in most of the markets as a result of the implementation of our strategic initiatives, growth in Chile after the implementation of the new business model with Telefónica during 2013 and costs related to the introduction of new services with Telefónica in Brazil incurred during the first half of 2013.

Brazil

Operating profit in Brazil increased by $8.7 million, or 9.2%, from $94.8 million for the year ended December 31, 2013 to $103.5 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating profit increased by 19.3% in 2014. Operating profit margin in Brazil increased from 7.9% for the year ended December 31, 2013 to 8.7% for the year ended December 31, 2014. The increase in operating profit in Brazil for the period was principally due to cost efficiencies achieved, partially offset by the ramp-up of services with new clients.

Americas

Operating profit in the Americas decreased by $3.3 million, or 4.9%, from $67.6 million for the year ended December 31, 2013 to $64.3 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating profit in Americas increased by 5.5% in 2014. Operating profit margin in the Americas decreased from 8.7% for the year ended December 31, 2013 to 8.2% for the year ended December 31, 2014. The decrease in operating profit in the Americas was principally attributed to restructuring costs incurred in Argentina, Chile and Peru. Excluding this impact, operating profit margin would have reached 9.3%.

EMEA

Operating profit in EMEA decreased by $45.5 million, from a loss of $0.1 million for the year ended December 31, 2013 to a loss of $45.6 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, operating profit in EMEA decreased by $45.7 million in 2014. The operating profit margin in EMEA decreased from a loss of 0.0% for the year ended December 31, 2013 to a loss of 13.6% for the year ended December 31, 2014, principally as a result of the recognized impairment charge ($32.5 million) discussed above and the restructuring costs incurred ($16.6 million). Excluding these impacts operating profit margin would have increased by 1.0%.

Finance income

Finance income increased by $40.5 million, from $17.8 million for the year ended December 31, 2013 to $58.3 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, finance income increased by $42.9 million during the year ended December 31, 2014. This increase was principally due to higher unrealized gains on cross-currency swaps associated with the 7.375% Senior Secured Notes and on interest rate swaps associated with Brazilian Debentures, and higher finance income in Brazil.

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Finance costs

Finance costs increased by $0.6 million, or 0.4%, from $135.1 million for the year ended December 31, 2013 to $135.7 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, finance costs increased by 5.8% during the year ended December 31, 2014. This increase was principally due to a full period of finance costs incurred on the 7.375% Senior Secured Notes. These impacts were partially offset by lower unrealized losses mainly related to cross-currency swaps associated with the 7.375% Senior Secured Notes.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $50.0 million, from a gain of $16.6 million for the year ended December 31, 2013 to a loss of $33.4 million for the year ended December 31, 2014. This decrease was principally due to net foreign exchange loss resulting from liabilities denominated in foreign currencies which depreciated against the U.S. dollar during the 2014 period.

Income tax expense

Income tax benefit/(expense) for the year ended December 31, 2013 and December 31, 2014 was an expense of $8.3 million and $18.5 million, respectively, increasing by $10.2 million during the year ended December 31, 2014. Excluding the impact of foreign exchange, income tax expense increased by $14.2 million. Higher tax expenses are primarily attributed to non-deductible expenses incurred in connection with the IPO and write-off of existing tax credits mainly as a result of corporate tax rate changes in Spain. The aggregated effective tax rate for the year ended December 31, 2014 is distorted because of the contribution of losses in the holding companies to our profit before tax and the tax effect of the impairment charges. Adjusting for this effect, the average effective tax rate for the year ended December 31, 2014 would have been 39.5%, while the average effective tax rate of the year ended December 31, 2013 would have been 30.0%.

Profit/(loss) for the period

Profit/(loss) for the year ended December 31, 2013 and December 31, 2014 was a loss of $4.0 million and $42.1 million, respectively, as a result of the factors discussed above.

EBITDA and adjusted EBITDA

EBITDA decreased by $27.0 million, or 11.5%, from $234.0 million for the year ended December 31, 2013 to $207.0 million for the year ended December 31, 2014. Adjusted EBITDA increased by $11.3 million, or 3.8%, from $295.1 million for the year ended December 31, 2013 to $306.4 million for the year ended December 31, 2014. The difference between EBITDA and adjusted EBITDA was due to the exclusion of items that were not related to our core results of operations. Our adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Selected Historical Financial Information” for a reconciliation of EBITDA and adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA decreased by 0.8% and adjusted EBITDA increased by 13.7% mainly due to revenue growth and solid performance in Brazil and Americas, more than offsetting reduced activity with Telefónica in EMEA.

Brazil

EBITDA in Brazil increased by $8.1 million, or 5.4%, from $150.7 million for the year ended December 31, 2013 to $158.8 million for the year ended December 31, 2014. Adjusted EBITDA in Brazil increased by $11.0 million, or 6.8%, from $161.1 million for the year ended December 31, 2013 to $172.1 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased by 15.3% and 16.9%, respectively. The increase in EBITDA and adjusted EBITDA was principally due to the strong growth in revenue with existing clients and the capture of new clients, as well as operating efficiencies achieved from our margin transformational programs.

Americas

EBITDA in the Americas decreased by $8.1 million, or 7.0%, from $115.3 million for the year ended December 31, 2013 to $107.2 million for the year ended December 31, 2014. Adjusted EBITDA in the Americas decreased by $0.7 million, or 0.6%, from $118.4 million for the year ended December 31, 2013 to $117.7 million for the year ended December 31, 2014. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased during the year ended December 31, 2014 by 2.2% and 10.7%, respectively. The increase in Adjusted EBITDA was primarily attributed to strong growth achieved in the region, mainly in Argentina, Chile and Peru. Adjusted EBITDA margin grew at a slower pace than revenue, as a result of higher recruiting and training costs to ramp-up the offshore business from Telefónica Argentina to Peru, and increased allocation of corporate costs as a result of the corporate headquarter relocation completed in the three months ended December 31, 2014. On the other side, Chile was positively impacted by the finalization of the implementation of the new business model with Telefónica.

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EMEA

EBITDA in EMEA decreased by $49.4 million, from a gain of $24.3 million for the year ended December 31, 2013 to a loss of $25.1 million for the year ended December 31, 2014. Adjusted EBITDA in EMEA decreased by $0.3 million, from $26.7 million for the year ended December 31, 2013 to $26.4 million for the year ended December 31, 2014. The decrease in Adjusted EBITDA, during the year ended December 31, 2014 was principally due to a reduction in Telefónica volumes in Spain which implied an oversized structure before the execution of the restructuring process in the three months ended December 31, 2014.

Three Months Ended December 31, 2014 Compared to Three Months Ended December 31, 2013

Revenue

Revenue decreased by $38.7 million, or 6.5%, from $593.8 million for the three months ended December 31, 2013 to $555.1 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, revenue increased by 5.8%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 4.5%, driven primarily by solid performance in the Americas and, in particular, in Chile due to the positive impact of the implementation of the new business with Telefónica, and Peru due to offshore business from Argentina and new local businesses. This positive performance in the Americas largely offset the reduction in EMEA caused by adverse economic conditions in Spain. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 7.0%, due to the strong growth in Americas, mainly in Argentina, Colombia and Peru, with existing and new clients.

The following chart gives a breakdown of revenue based on geographical region for the three months ended December 31, 2013 and December 31, 2014 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended December 31,
($ in millions, except percentage changes)	2013	(%)	2014	(%)	Change (%)	Change excluding FX (%)
			(unaudited)
Brazil	306.6	51.6	278.6	50.2	(9.1)	2.5
Americas	198.3	33.4	202.7	36.5	2.2	17.4
EMEA	89.0	15.0	74.0	13.3	(16.9)	(8.4)
Other and eliminations(1)	(0.1)	-	(0.2)	-	100.0	-
Total	593.8	100.0	555.1	100.0	(6.5)	5.8

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended December 31, 2013 and December 31, 2014 was $306.6 million and $278.6 million, respectively. Revenue decreased in Brazil by $28.0 million, or 9.1%. Excluding the foreign exchange impact, revenue increased by 2.5% over this period. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 3.2%, principally due to a reduction in volumes in existing contracts, and delay in implementation of new projects. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased by 6.7% over this period, principally due to volume growth and the introduction of new services in the telecommunication sector with new clients.

Americas

Revenue in the Americas for the three months ended December 31, 2013 and December 31, 2014 was $198.3 million and $202.7 million, respectively. Revenue increased in the Americas by $4.4 million, or 2.2%. Excluding the impact of foreign exchange, revenue increased by 17.4%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 26.2% over this period, with strong performance across the region and in particular in Chile, due to positive impact of the implementation of the new business with Telefónica, and Peru due to offshore business from Argentina and new local businesses. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 9.8%, with significant growth in most of the markets supported by increasing volumes with existing clients and new customers wins.

EMEA

Revenue in EMEA for the three months ended December 31, 2013 and December 31, 2014 was $89.0 million and $74.0 million, respectively. Revenue decreased in EMEA by $15.0 million, or 16.9%. Excluding the foreign exchange impact, revenue decreased by 8.4%. Excluding the foreign exchange impact, revenue from Telefónica decreased by 12.5% principally due to a decrease in volume of sales in Spain, driven by the adverse Telefónica situation in the Spanish telecommunications market. Revenue from non-Telefónica clients decreased by 1.0%, excluding the impact of foreign exchange, principally due to lower revenues in the directory service partially offset by the addition of new clients.

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Other operating income

Other operating income decreased by $0.9 million, from $3.7 million for the three months ended December 31, 2013 to $2.8 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, other operating income decreased by $0.7 million.

Other gains

The change from $0.0 million for the three months ended December 31, 2013 to $0.6 million for the three months ended December 31, 2014 was due to the positive foreign exchange impact from other gains in Atento Luxco 1.

Total operating expenses

Total operating expenses decreased by $14.8 million, or 2.6%, from $566.0 million for the three months ended December 31, 2013 to $551.2 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, operating expenses increased by 9.6%. As a percentage of revenue, operating expenses constituted 95.3% and 99.3% for the three months ended December 31, 2013 and 2014, respectively. The higher operating expenses as a percentage of our revenue was primarily attributed to IPO costs incurred during the three months ended December 31, 2014, decreasing the profitability of the Company. Excluding this impact, the operating expenses as a percentage of revenue would have amounted to 91.9%.

The $14.8 million decrease in operating expenses during the three months ended December 31, 2014 resulted from the following components:

Supplies: Supplies decreased by $18.1 million, or 41.4%, from $43.7 million for the three months ended December 31, 2013 to $25.6 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, supplies expenses decreased by 34.2%. The decrease was principally caused by a reclassification of costs from supplies to other operating expenses, in addition to a decrease of costs in the EMEA region as a result of lower activity. As a percentage of revenue, supplies constituted 7.4% and 4.6% for the three months ended December 31, 2013 and 2014, respectively.

Employee benefits expenses: Employee benefits expenses decreased by $26.7 million, or 6.4%, from $416.7 million for the three months ended December 31, 2013 to $390.0 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, employee benefits expenses increased by 6.3%. This increase in employee benefits expenses was impacted by restructuring costs in Americas, partially offset by the reversal of restructuring accruals in Spain. With an adjustment for restructuring expenses of $3.0 million and excluding the impact of foreign exchange, employee benefits expenses would have increased by 5.6%, below revenue growth. As a percentage of our revenue, employee benefits expenses maintained stable at 70.2% for the three months ended December 31, 2013 compared to 70.3% for the three months ended December 31, 2014.

Depreciation and amortization: Depreciation and amortization expense decreased by $3.9 million, or 12.1%, from $32.1 million for the three months ended December 31, 2013 to $28.2 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 2.2%, principally due to the lower carrying amount of customer relationship intangible assets, as a result of the impairment test performed in June 30, 2014.

Changes in trade provisions: Changes in trade provisions decreased by $2.9 million, from an expense of $1.0 million for the three months ended December 31, 2013 to a lower expense of $1.9 million for the three months ended December 31, 2014. This variation was principally due to a bad debt provision release in Brazil. As a percentage of revenue, changes in trade provisions constituted 0.2% and 0.3% for the three months ended December 31, 2013 and 2014, respectively.

Other operating expenses: Other operating expenses increased by $37.5 million, or 51.7%, from $72.5 million for the three months ended December 31, 2013 to $110.0 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, other operating expenses increased by 64.3%, principally due to financing fees and IPO fees incurred by us during IPO process, in addition to the normal increase due to the higher business activity. As a percentage of revenue, other operating expenses constituted 12.2% and 19.8% for the three months ended December 31, 2013 and 2014, respectively.

Impairment charges: The change from $0.0 million for the three months ended December 31, 2013 to a gain of $0.7 million for the three months ended December 31, 2014 was due to FX differences.

Brazil

Total operating expenses in Brazil decreased by $29.2 million, or 10.5%, from $277.2 million for the three months ended December 31, 2013 to $248.0 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 1.0%, at a slower pace than our revenue growth. Operating expenses as a percentage of revenue decreased from 90.4% to 89.0%. The decrease in operating expenses in Brazil as a percentage of sales was mainly due to cost efficiencies achieved from the implementation of our margin-transformation programs.

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Americas

Total operating expenses in the Americas increased by $11.7 million, or 6.6%, from $177.1 million for the three months ended December 31, 2013 to $188.8 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 22.1%, impacted by restructuring costs of $3.3 million and a one off tax penalty in Colombia of $1.3 million. Operating expenses as a percentage of revenue increased from 89.3% for the three months ended December 31, 2013, to 93.1% for the three months ended December 31, 2014. Excluding the impact of restructuring and tax costs, the operating expenses as a percentage of revenue for the three months ended December 31, 2014 would have been 90.9%.

EMEA

Total operating expenses in EMEA decreased by $22.7 million, or 24.3%, from $93.3 million for the three months ended December 31, 2013 to $70.6 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 14.8%. The reduction in operating expenses in EMEA during the three months ended December 31, 2014 was impacted by the positive impact of the restructuring plan implemented in Spain, in addition to the reversal of restructuring costs accrued in previous months.

Operating profit

Operating profit decreased by $24.5 million, or 76.8%, from $31.9 million for the three months ended December 31, 2013 to $7.4 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, operating profit decreased by 60.5% mainly explained by the costs incurred in connection with the IPO. Operating profit margin decreased from a margin of 5.4% for the three months ended December 31, 2013 to a margin of 1.3% for the three months ended December 31, 2014. Excluding the impact of IPO related costs, the operating profit margin for the three months ended December 31, 2014 would have reached 8.7%.

Brazil

Operating profit in Brazil decreased by $0.8 million, or 2.5%, from $31.4 million for the three months ended December 31, 2013 to $30.6 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, operating profit increased by 8.9%. Operating profit margin in Brazil increased from 10.2% for the three months ended December 31, 2013 to 11.0% for the three months ended December 31, 2014. The increase in operating profit in Brazil for the period was principally due to cost efficiencies achieved from the implementation of our margin transformational program, offsetting the ramp-up costs of new client’s acquisitions.

Americas

Operating profit in the Americas decreased by $4.9 million, or 22.9%, from $21.4 million for the three months ended December 31, 2013 to $16.5 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, operating profit in Americas decreased by 10.3%. Operating profit margin in the Americas decreased from 10.8% for the three months ended December 31, 2013, to 8.1% for the three months ended December 31, 2014, impacted mainly by restructuring costs. Excluding restructuring costs impact, the Operating profit margin for the three months ended December 31, 2014 would have reached 9.8%. Operating profit was also negatively impacted by the relocation of some of our corporate functions in the Americas segment.

EMEA

Operating profit in EMEA increased by $6.3 million from a negative amount of $2.6 million for the three months ended December 31, 2013 to a positive amount of $3.7 million for the three months ended December 31, 2014. Operating profit margin increased from a negative percentage of 2.9% for the three months ended December 31, 2013 to a positive percentage of 5.0% for the three months ended December 31, 2014, as a result of lower depreciation and restructuring expenses accrual reversal.

Finance income

Finance income increased by $25.1 million, from $4.8 million for the three months ended December 31, 2013 to $29.9 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, finance income increased by $26.3 million during the three months ended December 31, 2014. This increase was principally due to higher unrealized gains on cross-currency swaps associated with the 7.375% Senior Secured Notes and on interest rate swaps associated with Brazilian Debentures.

Finance costs

Finance costs decreased by $3.7 million, or 11.9%, from $31.2 million for the three months ended December 31, 2013 to $27.5 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, finance costs increased by 0.6% during the three months ended December 31, 2014. This decrease was principally due to lower finance costs incurred during the three months ended December 31, 2014, related to the Preferred Equity Certificates which were capitalized in October 2014 in connection with the IPO, partially offset by higher unrealized losses on cross-currency-swaps associated with the 7.375% Senior Secured Notes.

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Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) change from a gain of $11.7 million for the three months ended December 31, 2013 to a loss of $15.0 million for the three months ended December 31, 2014. This increase in net foreign exchange losses was principally due to losses resulting from liabilities denominated in foreign currencies which depreciated against the U.S. dollar during the 2014 period.

Income tax expense

Income tax expense for the three months ended December 31, 2013 and December 31, 2014 was $2.8 million and $20.7 million, respectively, an increase of $17.9 million during the three months ended December 31, 2014. Excluding the impact of foreign exchange, income tax increased by $18.8 million. Higher income tax expense charges in the three months ended December 31, 2014 are primarily related to non-deductible expenses incurred in connection with the IPO and write-off of existing tax credits mainly as a result of corporate tax rate changes in Spain.

Profit/(loss) for the period

Profit/(loss) for the three months ended December 31, 2013 and December 31, 2014 was a gain of $14.4 million and a loss of $25.9 million, respectively. Excluding the impact of foreign exchange, profit/(loss) for the period decreased by $38.8 million in the three months ended December 31, 2014 as a result of the factors discussed above.

EBITDA and adjusted EBITDA

EBITDA decreased by $28.3 million, or 44.3%, from $63.9 million for the three months ended December 31, 2013 to $35.6 million for the three months ended December 31, 2014. Adjusted EBITDA increased by $1.0 million, or 1.2%, from $85.5 million for the three months ended December 31, 2013 to $86.5 million for the three months ended December 31, 2014. The difference between the EBITDA and adjusted EBITDA is due to the exclusion of items that are not related to our core results of operations. Adjusted EBITDA is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Selected Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA decreased by 31.1% and adjusted EBITDA increased by 13.6% mainly due to revenue growth and solid performance in Brazil and the Americas, offsetting the volume reduction in EMEA and efficiencies achieved from our margin transformational program.

Brazil

EBITDA in Brazil decreased by $0.5 million, or 1.1%, from $44.3 million for the three months ended December 31, 2013 to $43.8 million for the three months ended December 31, 2014. Adjusted EBITDA in Brazil decreased by $1.5 million, or 3.0%, from $49.9 million for the three months ended December 31, 2013 to $48.4 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased by 10.8% and 8.6%, respectively. The increase in adjusted EBITDA was principally due to continued operating efficiencies achieved and savings generated as part of our margin transformational programs.

Americas

EBITDA in the Americas decreased by $6.9 million, or 20.4%, from $33.9 million for the three months ended December 31, 2013 to $27.0 million for the three months ended December 31, 2014. Adjusted EBITDA in the Americas decreased by $2.1 million, or 6.1%, from $34.6 million for the three months ended December 31, 2013 to $32.5 million for the three months ended December 31, 2014. Excluding the impact of foreign exchange, EBITDA decreased by 9.1% and Adjusted EBITDA increased by 7.2%. The increase in adjusted EBITDA was driven by revenue growth in most of the markets. Reduced margin over revenue was caused by an increased allocation of corporate costs as a result of the corporate headquarter relocation process previously mentioned. Excluding this impact, adjusted EBITDA would have amounted to $37.2 million, an increase of 20.3% excluding the impact of foreign exchange.

EMEA

EBITDA in EMEA increased by $4.1 million, from $3.8 million for the three months ended December 31, 2013 to $7.9 million for the three months ended December 31, 2014. Adjusted EBITDA in EMEA increased by $4.7 million, from $4.3 million for the three months ended December 31, 2013 to $9.0 million for the three months ended December 31, 2014. The increase in Adjusted EBITDA is explained by the positive impact of restructuring process implemented in Spain.

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Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Revenue

Revenue increased by $24.3 million, or 1.0%, from $2,316.8 million for the year ended December 31, 2012 to $2,341.1 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, revenue increased by 7.5%. Excluding the impact of foreign exchange, revenue from Telefónica Group companies increased by 4.7%, driven primarily by strong performance in Brazil and the Americas, which was partially offset by adverse macro-economic conditions in Spain. Revenue from non-Telefónica clients increased by 10.3%, excluding the impact of foreign exchange, principally due to strong market growth in Brazil and the Americas and contract wins with existing and new customers.

The following chart sets forth a breakdown of revenue based on geographical region for the years ended December 31, 2012 and December 31, 2013 and as a percentage of total revenue and the percentage change between periods and net of foreign exchange effects.

	For the year ended December 31,
	Non-IFRS Aggregated (unaudited)
($ in millions, except percentage changes)	2012	(%)	2013	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(audited)
Brazil	1,213.1	52.4	1,206.1	51.5	(0.6)	9.6
Americas	726.2	31.3	772.7	33.0	6.4	11.6
EMEA	378.5	16.3	363.1	15.5	(4.1)	(7.0)
Other and eliminations(1)	(1.0)	-	(0.8)	-	(20.0)	N.M.
Total	2,316.8	100.0	2,341.1	100.0	1.0	7.5

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the years ended December 31, 2012 and December 31, 2013 was $1,213.1 million and $1,206.1 million, respectively. Revenue decreased in Brazil by $7.0 million, or 0.6%. Excluding the impact of foreign exchange, revenue increased by 9.6%. Excluding the impact of foreign exchange, revenue from Telefónica Group companies increased by 9.9%, principally due to increases in the price of our services, volume growth in existing services, and the introduction of new services. Revenue from non-Telefónica clients increased by 9.4%, excluding the impact of foreign exchange, principally attributable to price increases, volume growth in existing services, the introduction of new services, primarily in the financial sector, and new customers in the telecommunications and financial sectors.

Americas

Revenue in the Americas for the years ended December 31, 2012 and December 31, 2013 was $726.2 million and $772.7 million, respectively. Revenue increased in the Americas by $46.5 million, or 6.4%. Excluding the impact of foreign exchange, revenue increased by 11.6%. Excluding the impact of foreign exchange, revenue from Telefónica Group companies increased by 8.5%, with solid performance in most markets, which was partially offset by a decrease in revenue in Chile as a result of the implementation of the new service delivery model by Telefónica during 2012 and 2013. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 14.8% with a strong performance across all markets.

EMEA

Revenue in EMEA for the years ended December 31, 2012 and December 31, 2013 was $378.5 million and $363.1 million, respectively. Revenue decreased in EMEA by $15.4 million, or 4.1%. Excluding the impact of foreign exchange, revenue decreased by 7.0%. Excluding the impact of foreign exchange, revenue from Telefónica Group companies decreased by 10.8% principally due to a decrease in volume of sales in Spain, driven by adverse macro-economic conditions. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 1.7% driven by the expansion of multi-sector private clients.

Other operating income

Other operating income increased by $0.7 million, or 18.9%, from $3.7 million for the year ended December 31, 2012 to $4.4 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, other operating income increased by 21.6%, principally due to income derived from insurance recovery in Brazil.

Total operating expenses

Total operating expenses increased by $42.3 million, or 1.9%, from $2,199.1 million for the year ended December 31, 2012 to $2,241.4 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating expenses increased by 8.1%, principally due to increases in employee benefit expenses and to greater depreciation and amortization expense. As a percentage of revenue, operating expenses constituted 94.9% and 95.7% for the years ended December 31, 2012 and 2013, respectively. The $42.3 million increase in operating expenses resulted from the following components:

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Supplies: Supplies increased by $1.4 million, or 1.2%, from $113.9 million for the year ended December 31, 2012 to $115.3 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, supplies expense increased by 6.8%, principally as a result of general growth in our business. As a percentage of revenue, supplies constituted 4.9% for each of the years ended December 31, 2012 and 2013.

Employee benefits expenses: Employee benefits expenses increased by $34.0 million, or 2.1%, from $1,609.5 million for the year ended December 31, 2012 to $1,643.5 million for the year ended December 31, 2013. As a percentage of our revenue, employee benefits expenses constituted 69.5% and 70.2% for the years ended December 31, 2012 and December 31, 2013, respectively. Excluding the impact of foreign exchange, employee benefits expenses increased by 8.5%. Adjusting for restructuring expenses between 2013 and 2012 of $12.8 million and $8.6 million, respectively, and the positive impact in 2012 of the release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargaining agreement negotiation in Spain, employee benefits expenses increased by 7.5% in constant currency, which was broadly in line with the increase in revenue. This increase in employee benefits expenses was principally due to the growth of our business, as we increased the average number of employees from 150,248 in 2012 to 155,832 in 2013, an increase of 3.7%, as well as the cost of higher wages.

Depreciation and amortization: Depreciation and amortization expense increased by $43.4 million, or 50.7%, from $85.6 million for the year ended December 31, 2012 to $129.0 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 57.0%, principally due to a $40.7 million increase in amortization charges derived from the recognition of customer-relationship intangible assets in connection with the Acquisition.

Changes in trade provisions: Changes in trade provisions improved by $13.1 million, from a negative change of $11.1 million for the year ended December 31, 2012 to positive change of $2.0 million for the year ended December 31, 2013, principally due to improved collections on receivables we had previously impaired. As a percentage of revenue, changes in trade provisions constituted 0.5% and (0.1)% for the years ended December 31, 2012 and 2013, respectively.

Other operating expenses: Other operating expenses decreased by $23.4 million, or 6.2%, from $379.0 million for the year ended December 31, 2012 to $355.6 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, other operating expenses decreased by 0.6%, principally due to (i) expenses recorded in 2012 related to the Acquisition, which amounted to $62.6 million and did not recur in 2013; (ii) general cost efficiencies and savings in most of the countries in which we operate; and (iii) their being offset by integration-related costs, including consultancy and professional fees, associated with the change of ownership of the Atento Group, amounting to $27.9 million. We had $124.6 million in expenses for operating leases for the year ended December 31, 2012 as compared to $118.3 million in expenses for operating leases for the year ended December 31, 2013. As a percentage of revenue, other operating expenses constituted 16.4% and 15.2% for the years ended December 31, 2012 and 2013, respectively.

Brazil

Total operating expenses in Brazil increased by $3.8 million, or 0.3%, from $1,109.8 million for the year ended December 31, 2012 to $1,113.6 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 10.6%. Operating expenses as a percentage of revenue in Brazil increased from 91.5% to 92.3%. This increase was principally due to increased amortization charges derived from the recognition of customer relationship intangible assets in connection with the Acquisition by approximately $18.9 million or 1.6% of revenues.

Americas

Total operating expenses in the Americas increased $50.9 million, or 7.8%, from $655.0 million for the year ended December 31, 2012 to $705.9 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 12.9%. Operating expenses as a percentage of revenue increased in the Americas from 90.2% to 91.4%. The increase in operating expenses as a percentage of revenue in the Americas was principally due to an increase in the amortization charges of $12.2 million derived from the recognition of customer relationship intangible assets in connection with the Acquisition. This increase in 2013 was partially offset by the severance payments of senior management in Mexico incurred, which amounted to $2.2 million in 2012 and did not recur during 2013.

EMEA

Total operating expenses in EMEA increased by $17.0 million, or 4.9%, from $348.2 million for the year ended December 31, 2012 to $365.2 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 1.7%. Operating expenses as a percentage of revenue in EMEA increased from 92.0% to 100.6% as a result of declining revenues mainly in Spain with Telefónica and increase in amortization of intangibles of $9.5 million. Excluding this impact, operating expenses as a percentage of revenue in EMEA represented 98.0%.

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Operating profit

Operating profit decreased by $16.4 million, or 13.5%, from $121.4 million for the year ended December 31, 2012 to $105.0 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating profit decreased by 1.2%. As a percentage of revenue, the operating profit margin decreased from 5.2% for the year ended December 31, 2012 to 4.5% for the year ended December 31, 2013; this was primarily driven by increased amortization charges of $40.7 million which were derived from the recognition of customer-relationship intangible assets in connection with the Acquisition. Excluding this impact, operating profit margin would have increased to 6.2%, driven mainly by a continued focus on reducing fixed costs and expenses which were recorded in 2012 in relation to the Acquisition and which did not recur in 2013; although these were partially offset by our integration costs in 2013.

Brazil

Operating profit in Brazil decreased by $8.7 million, or 8.4%, from $103.5 million for the year ended December 31, 2012 to $94.8 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating profit increased by 1.0%. Operating profit margin in Brazil decreased from 8.5% for the year ended December 31, 2012 to 7.9% for the year ended December 31, 2013. The decrease in operating profit margin in Brazil was principally due to increased amortization charges associated with the customer portfolio intangible assets recognized in connection with the Acquisition. Excluding this impact, operating profit margin would have increased to 9.4% in 2013.

Americas

Operating profit in the Americas decreased by $6.8 million, or 9.1%, from $74.4 million for the year ended December 31, 2012 to $67.6 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating profit in the Americas decreased by 4.6%. Operating profit margin in the Americas decreased from 10.2% for the year ended December 31, 2012 to 8.7% for the year ended December 31, 2013. The decrease in operating profit margin in Americas was principally attributable to increased amortization charges associated with the customer portfolio intangible assets recognized in connection with the Acquisition. Excluding this impact, the operating profit margin would have increased to 10.3% in 2013, in line with 2012’s operating profit margin.

EMEA

Operating profit in EMEA decreased by $32.4 million, or 100.3%, from $32.3 million for the year ended December 31, 2012 to $0.1 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, operating profit decreased by 100.3%. Operating profit margin in EMEA decreased from 8.5% for the year ended December 31, 2012 to no margin for the year ended December 31, 2013. The decrease in operating profit in EMEA was principally due to the decrease in the volume of sales to Telefónica due to adverse macroeconomic conditions in Spain and the increased amortization charges associated with the client-portfolio intangible assets recognized in connection with the Acquisition. Excluding this impact, the operating profit margin in 2013 would have decreased to 2.6%.

Finance income

Finance income increased by $3.6 million, or 25.4%, from $14.2 million for the year ended December 31, 2012 to $17.8 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, finance income increased by 32.4%. This increase is principally due to an increase in cash, deposits and short term financial investments.

Finance costs

Finance costs increased by $102.9 million, from $32.2 million for the year ended December 31, 2012 to $135.1 million for the year ended December 31, 2013. This increase was principally due to higher interest costs in connection with the Acquisition related financings and changes in the fair value of hedge instruments.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) increased by $17.6 million, from a loss of $1.0 million for the year ended December 31, 2012 to a gain of $16.6 million for the year ended December 31, 2013. This increase was principally due to exchange gains from liabilities denominated in foreign currency held by certain intermediate holding companies as a result of the depreciation of these currencies against the U.S. dollar.

Income tax expense

Income tax expense for the years ended December 31, 2012 and December 31, 2013 was $68.8 million and $8.3 million, respectively, decreasing by $60.5 million, or 87.9%. Excluding the impact of foreign exchange, income tax expense decreased by 82.7% primarily as a result of the tax deductibility of goodwill amortization in Brazil and interest expenses. The aggregate effective tax rate in both 2013 and 2012 is distorted because of the contribution of losses in the holding companies to our profit before tax. Adjusting for this effect, the aggregate rate excluding the Group’s holding companies in 2013 was 30% compared to 33% for the year ended December 31, 2012.

Profit/(loss) for the period

Profit/(loss) for the years ended December 31, 2012 and December 31, 2013 was $33.6 million and $(4.0) million, respectively. Excluding the impact of foreign exchange, the profit margin decreased from 1.5% in 2012 to 0.1% in 2013 as a result of the factors discussed above.

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EBITDA and adjusted EBITDA

EBITDA increased by $27.0 million, or 13.0%, from $207.0 million for the year ended December 31, 2012 to $234.0 million for the year ended December 31, 2013. Adjusted EBITDA increased by $27.0 million, or 10.1%, from $268.1 million for the year ended December 31, 2012 to $295.1 million for the year ended December 31, 2013. Additionally, the increase in EBITDA in 2013 was higher than in 2012, as a result of a decrease in Acquisition and integration related costs from $62.6 million in 2012 to $29.3 million in 2013. The difference between EBITDA and adjusted EBITDA is due to the exclusion of items that are not related to our core results of operations. The Company’s adjusted EBITDA is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, and other items which are not related to our core results of operations. See the “Selected Historical Financial Information” section for reconciliation of EBITDA and adjusted EBITDA to profit/(loss). Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased by 22.9% and 16.9%, respectively. The increase in EBITDA and adjusted EBITDA was principally due to the growth in revenue and cost efficiencies in many of the countries in which we operate.

Brazil

EBITDA in Brazil increased by $8.0 million, or 5.6%, from $142.7 million for the year ended December 31, 2012 to $150.7 million for the year ended December 31, 2013. Adjusted EBITDA in Brazil increased by $16.0 million, or 11.0%, from $145.1 million for the year ended December 31, 2012 to $161.1 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased by 16.5% and 21.4%, respectively. The increase in EBITDA was principally due to the growth in revenue.

Americas

EBITDA in Americas increased by $8.6 million, or 8.1%, from $106.7 million for the year ended December 31, 2012 to $115.3 million for the year ended December 31, 2013. Adjusted EBITDA in Americas increased by $5.0 million, or 4.4%, from $113.4 million for the year ended December 31, 2012 to $118.4 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased by 11.7% and 7.8%, respectively. The increase in EBITDA and adjusted EBITDA was principally due to the growth in revenue and cost efficiencies. Additionally, the growth in EBITDA in 2013 was positively influenced by the decrease in costs related to the Acquisition.

EMEA

EBITDA in EMEA decreased by $21.5 million, or 46.9%, from $45.8 million for the year ended December 31, 2012 to $24.3 million for the year ended December 31, 2013. Adjusted EBITDA in EMEA decreased by $8.6 million, or 24.4%, from $35.3 million for the year ended December 31, 2012 to $26.7 million for the year ended December 31, 2013. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA decreased by 48.7% and 26.6%, respectively. The decrease in EBITDA is principally due to the positive impact in 2012 of the release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the negotiation over the collective bargaining agreement in Spain, which did not recur in 2013, as well as a reduced work volume with Telefónica.

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Liquidity and Capital Resources

As of December 31, 2014, our outstanding debt amounted to $653.3 million, which includes $300.3 million of our 7.375% Senior Secured Notes due 2020, $245.9 million equivalent amount of Brazilian Debentures, $36.4 million of CVIs, $9.0 million of finance lease payables, $61.3 million of financing provided by BNDES, and $0.4 million of other bank borrowings.

During the year ended December 31, 2014 we drew down BRL161.5 million (equivalent to $60.8 million) under our credit agreement with BNDES. On May 30, 2014, Midco issued PECs for an aggregate amount of €64.1 million (equivalent to $87.3 million) which proceeds were applied to make a partial prepayment of the Vendor Loan Note. In addition, the MSA with Telefónica was amended and Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million (equivalent to $30.9 million for the year ended December 31, 2014). We, in turn, used this amount to partially prepay the Vendor Loan Notes due to Telefónica. We prepaid BRL34.4 million, BRL45.0 million and BRL80.0 million, respectively (equivalent to $15.5 million, $20.4 million and $33.1 million, respectively) of the Brazilian Debentures. Finally, the Company, in connection with the IPO completed the following operations: on October 3, 2014, capitalized the Preferred Equity Certificates for a total amount of €460.1 million (approximately $575.9 million), and on October 7, 2014, repaid the entire outstanding amount under the Vendor Loan Note for a total amount of €23.3 million (approximately $29.5 million).

For the year ended December 31, 2014, our cash flow used for debt service totaled $283,7 million, which included voluntary prepayments of our Brazilian Debentures of BRL34.4 million (equivalent to $15.5 million) on May 12, 2014, BRL45.0 million (equivalent to $20.4 million) on June 26, 2014, and BRL80.0 million (equivalent to $33.1 million) on August 28, 2014, voluntary prepayments of our Vendor Loan Note of €64.1 million (equivalent to $87.3 million) on May 30, 2014, and €23.3 million (equivalent to $29.5 million) on October 7, 2014, and interest payments of $96.5 million. Also, during the year ended December 31, 2014, our net cash flows from operating activities totaled $135.3 million, which includes interest paid of $96.5 million. As such, our net cash flows from operating activities (before giving effect to the payment of interest) amounted to $231.8 million. Cash flow used to service our debt represented 122.4% of our net cash flows from operating activities (before giving effect to the payment of interest). Excluding the voluntary prepayments of our Brazilian Debentures and Vendor Loan Note mentioned above, our cash flow related to interest payment and mandatory debt repayment represented 43.1% of the cash flows from operating activities (before considering the effect of the payment of interest).

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Cash Flow

As of December 31, 2014, we had cash and cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments of approximately $238.3 million. We believe that our current cash flow from operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	Predecessor		Non-IFRS Aggregated
	As of and for the period from Jan 1 - Nov 30,	As of and for the period from Dec 1 - Dec 31,	For the year ended December 31,	For the year ended December 31,		For the three months ended December 31,
($ in millions)	2012	2012	2012	2013	2014	2013	2014
	(audited)	(audited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by/(used in) operating activities	163.6	(68.3)	95.3	99.6	135.3	35.3	25.9
Cash used in investing activities	(118.7)	(846.1)	(964.8)	(123.4)	(149.8)	(46.2)	(17.1)
Cash provided by/(used in) financing activities	(75.0)	1,109.6	1,034.6	31.2	38.8	(0.5)	38.6
Effect of changes in exchanges rates	(2.2)	5.1	2.9	5.8	(26.4)	6.3	(26.7)
Net increase (decrease) in cash and cash equivalents	(32.3)	200.3	168.0	13.2	(2.1)	(5.1)	20.7

Cash Provided by Operating Activities

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net cash provided by operating activities was $135.3 million for the year ended December 31, 2014 compared to $99.6 million for the year ended December 31, 2013. The increase in net cash provided by operating activities resulted from an overall improvement in working capital performance and also due to lower taxes paid.

Three Months Ended December 31, 2014 Compared to Three Months Ended December 31, 2013

Net cash provided by operating activities was $25.9 million for the three months ended December 31, 2014 compared to $35.3 million for the three months ended December 31, 2013. The decrease in net cash provided by operating activities was primarily related to payments incurred in connection with the IPO during the three months ended December 31, 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by operating activities was $99.6 million for the year ended December 31, 2013 compared to $95.3 million for the year ended December 31, 2012. Net cash provided by operating activities was stable, as growth in the business was offset by higher interest payments in connection with certain debt facilities we entered into in 2012 in connection with the Acquisition of Atento by funds associated with Bain Capital Partners L.L.C.

Cash Used in Investing Activities

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net cash used in investing activities was $149.8 million for the year ended December 31, 2014 compared to $123.4 million for the year ended December 31, 2013. Net cash used in investing activities for the year ended December 31, 2014 mainly include payments for capital expenditure of $117.9 million, acquisition of subsidiaries of $7.5 million, net payments for financial instruments of $26.6 million, which include $26.6 million of net short-term financial investments in Brazil.

Three Months Ended December 31, 2014 Compared to Three Months Ended December 31, 2013

Net cash used in investing activities was $17.1 million for the three months ended December 31, 2014 compared to $46.2 million for the three months ended December 31, 2013. Net cash used in investing activities for the three months ended December 31, 2014 mainly include payments for capital expenditure of $36.7 million, acquisition of subsidiaries of $7.5 million and net proceeds from financial instruments in Brazil of $25.9 million.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash used in investing activities was $123.4 million for the year ended December 31, 2013 compared to $964.8 million for the year ended December 31, 2012. The decrease in 2013 was principally attributable to the impact in 2012 of the consideration of $795.4 million paid to Telefónica in relation to the Acquisition.

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Cash Provided by/(Used in) Financing Activities

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net cash provided by financing activities was $38.8 million for the year ended December 31, 2014 compared to $31.2 million for the year ended December 31, 2013. The increase in net cash provided by financing activities was primarily attributable to the impact of IPO proceeds received by Atento S.A., partially offset by prepayment to Telefónica of the entire amount outstanding under the Vendor Loan Note, and the net amortization of debentures and amounts drawdown under the BNDES facility.

Three Months Ended December 31, 2014 Compared to Three Months Ended December 31, 2013

Net cash provided by financing activities was $38.6 million for the three months ended December 31, 2014 compared to net cash used in financing activities $0.5 million for the three months ended December 31, 2013. Net cash provided by financing activities for the three months ended December 31, 2014 primarily include the positive impact of IPO proceeds received by Atento S.A., partially offset by the prepayment to Telefónica of the entire amount outstanding under the Vendor Loan Note.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by financing activities was $31.2 million for the year ended December 31, 2013 compared to $1,034.6 million for the year ended December 31, 2012. The decrease in net cash provided by financing activities was primarily attributable to the impact of new debt facilities entered into in 2012 in relation to the Acquisition equaling $1,107.0 million.

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Free Cash Flow

Our management uses free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as net cash flows from operating activities less capital expenditures (addition to property, plant and equipment, and intangible assets) for the period. We believe that free cash flow is useful to investors because it adjusts our operating cash flow by the capital that is invested to continue and improve business operations.

Free cash flow has limitations as an analytical tool. Free cash flow is not a measure defined by IFRS and should not be considered in isolation from, or as an alternative to, cash flow from operating activities or other measures as determined in accordance with IFRS. Additionally, free cash flow does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments, including payments made on finance lease obligations or cash payments for business acquisitions. Free cash flow is not necessarily comparable to similarly titled measures used by other companies.

	Predecessor		Non-IFRS Aggregated
	As of and for the period from Jan 1 - Nov 30,	As of and for the period from Dec 1 - Dec 31,	For the year ended December 31,	For the year ended December 31,		For the three months ended December 31,
($ in millions)	2012	2012	2012	2013	2014	2013	2014
	(audited)	(audited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Net cash flow from operating activities	163.6	(68.3)	95.3	99.6	135.3	35.3	25.9
Capital expenditures (1)	(76.9)	(28.4)	(105.3)	(103.0)	(120.1)	(50.3)	(54.7)
Free cash flow (non-GAAP) (unaudited)	86.7	(96.7)	(10.0)	(3.4)	15.2	(15.0)	(28.8)

(1)         We define capital expenditures as the sum of additions to property, plant and equipment and the additions to intangible assets during the period presented.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Free cash flow improved by $18.6 million from negative $3.4 million for the year ended December 31, 2013 to positive $15.2 million for the year ended December 31, 2014. The improvement in free cash flow for the year ended December 31, 2014 was principally due to the increase in net cash flow from operating activities.

Free cash flow for the year ended December 31, 2014 was negatively impacted by cash outflows of $39.4 million related to financing fees and IPO costs, $15.7 million related to restructuring costs, which include Spanish headcount reduction plan cash outlay, $7.8 million related to Acquisition and integration related costs, $7.0 million related to Sponsor management fee, $1.2 million related to site relocation costs, and $1.5 million related to other costs.

Free cash flow for the year ended December 31, 2013 was (i) negatively impacted by cash outflows of $28.2 million related to Acquisition and integration related costs, $0.7 million related to restructuring costs, $8.9 million related to Sponsor management fee, and $3.9 million related to financing fees, and (ii) positively impacted by $1.1 million related to other costs.

Three Months Ended December 31, 2014 Compared to Three Months Ended December 31, 2013

Free cash flow decreased by $13.8 million from negative $15.0 million for the three months ended December 31, 2013 to negative $28.8 million for the three months ended December 31, 2014. The decrease in free cash flow for the three months ended December 31, 2014 was principally due to the decrease in net cash flow from operating activities.

Free cash flow for the three months ended December 31, 2014 was (i) negatively impacted mainly by cash outflows of $34.6 million related to financing and IPO cost, $7.0 million related sponsor management fees, $1.2 million related to Acquisition and integration related costs, $1.4 million related to other costs, $0.2 million related to restructuring costs, $0.1 million related to site relocation costs, and (ii) positively impacted by $1.0 million related primarily to the reinstatement of certain employees in connection with the restructuring process in Spain.

Free cash flow for the three months ended December 31, 2013 was negatively impacted by cash outflows of $8.8 million related to Acquisition and integration related costs, $0.1 million related to restructuring costs, $8.9 million related to sponsor management fees, and $0.2 million related to financing fees.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Free cash flow improved by $6.6 million from a loss of $10.0 million for the year ended December 31, 2012 to a loss of $3.4 million for the year ended December 31, 2013. The improvement in free cash flow in 2013 was principally due to the increase in net cash flow from operating activities. Free cash flow for the year ended December 31, 2013, was negatively impacted by cash outflows of $28.2 million related to Acquisition and integration related costs, $0.7 million related to restructuring costs, $8.9 million related to sponsor management fees and $3.9 million related to financing fees. Free cash flow for the year ended December 31, 2012, was negatively impacted by cash outflows of $59.7 million related to Acquisition and integration related costs and $2.2 million related to restructuring costs.

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Finance Leases

The Company holds the following assets under finance leases:

	As of December 31,
	2012	2013	2014
($ in millions)	Net carrying amount of asset	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(audited)	(audited)	(unaudited)
Plant and machinery	0.5	-	-
Furniture, tools and other tangible assets	8.8	9.4	3.5
Software	1.3	-	-
Other intangible assets	3.5	-	-
Total	14.1	9.4	3.5

The assets acquired under these finance leases are located in Brazil, Colombia and Peru.

The present value of future finance lease payments is as follows:

	As of December 31,
	2012	2013	2014
($ in millions)	Net carrying amount of asset	Net carrying amount of asset	Net carrying amount of asset
	(audited)	(audited)	(unaudited)
Up to 1 year	3.5	5.3	4.7
Between 1 and 5 years	5.2	6.5	4.3
Total	8.7	11.9	9.0

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Capital Expenditures

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditures is covered by existing cash and EBITDA generation.

The table below sets forth our historic capital expenditures by segment for the three months and year ended December 31, 2013 and 2014.

	Predecessor		Non-IFRS Aggregated
	Period from Jan 1 - Nov 30,	Period from Dec 1 - Dec 31,	For the year ended December 31,	For the year ended December 31,		For the three months ended December 31,
	2012	2012	2012	2013	2014	2013	2014
($ in millions)	(unaudited)	(audited)	(unaudited)	(audited)	(unaudited)	(unaudited)

Brazil	55.4	10.3	65.7	63.2	76.6	26.5	30.0
Americas	11.4	12.3	23.7	31.8	38.0	20.4	22.3
EMEA	9.7	4.0	13.7	7.2	4.2	3.2	1.5
Other and eliminations	0.4	1.8	2.2	0.8	1.3	0.2	0.9
Total capital expenditures	76.9	28.4	105.3	103.0	120.1	50.3	54.7

We expect that our capital expenditures will increase in the future as our business continues to develop and expand.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

On February 26, the Brazilian Government enacted a Provisory Measure PM 669/15 whereby it raised the social security tax on employees social contributions from 2% to 4.5% on gross revenue for the call center industry. Companies impacted by the measure will have the option to revert to the original 20% tax on payroll spending. The new rule was to come into effect as of June, and firms were allowed to change the way they pay social security tax as at this month. On March 3, Senate President however rejected the provisional measure declaring it to be unconstitutional. Brazilian Government then submitted a law for Congress appreciation with the same proposal, and if approved, the additional tax obligations that we would incur in Brazil may have a material adverse effect on our business, financial condition, results of operations and prospects. Despite recent political developments make the outcome and any potential impact of the Provisory Measure in our business unpredictable, if it were to be approved, the Company is taking appropriate actions to address any potential exposure to our operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: March 10, 2015
	By:	/s/ Alejandro Reynal
	Name:	Alejandro Reynal
	Title:	Chief Executive Officer

	By:	/s/ Mauricio Montilha
	Name:	Mauricio Montilha
	Title:	Chief Financial Officer

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